As Filed With The Securities and Exchange Commission On February 11, 2008
Registration No. 000-52859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
SCORPION PERFORMANCE, INC.
(Name Of Small Business Issuer In Its charter)

FLORIDA	65-0979606

(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
3000 SW 4th Avenue, Fort Lauderdale, Florida 33315
(Address of Principal Executive Offices) (Zip Code)
(954) 779-3600
Issuer’s telephone number
Copies of notices and other communications should be sent to:

Robert Stopanio	Charles B. Pearlman, Esq.
President	Arnstein & Lehr LLP
3000 SW 4th Avenue	200 E. Las Olas Boulevard, Suite 200
Fort Lauderdale, Florida 33315	Fort Lauderdale, Florida 33301
Telephone: (954) 779-3600	Telephone: (954) 713-7600
Facsimile: (954) 779-3029	Facsimile: (954) 713-7700
Securities to be registered pursuant to section 12(b) of the act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED	EACH CLASS IS TO BE REGISTERED
N/A	N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

EXPLANATORY NOTE
This Amendment No. 1 to Form 10-SB is being filed by Scorpion Performance, Inc. (the “Company”) to reflect certain revisions to Form 10-KSB filed under CIK No. 0001414792 on October 12, 2007 (the “Original Filing”) and to include interim financial information, disclose distributions made to a related party, disclose our engagement of a CFO advisory services consultant, and to update the status of pending or threatened litigation which updates are discussed under “Subsequent Events” below. This Amendment No. 1 shall amend the Original Filing in its entirety. Exhibits required to be filed hereunder, are incorporated herein by reference to the Original Filing.
SUBSEQUENT EVENTS SINCE OUR ORIGINAL FILING
     1) Interim Financial Information. We have amended our Original Filing to include unaudited financial information as of September 30.
     2) Consulting Fees to a Related Party. Eial (Yali) Golan, a director and beneficial shareholder of the Company, has been providing consulting services to the Company, which consist of overseas marketing. Beginning in January 2007, we began paying an average monthly consulting fee of $20,000 to Mr. Golan and as of September 30, 2007, Mr. Golan has received an aggregate of $269,973 in exchange for his consulting services. Disclosure about this monthly consulting fee was inadvertently omitted in our Original Filing.
     3) Engagement of CFO Advisory Services Consultant. On November 1, 2007, we hired ProLianze Group, LLC (“ProLianze”), a CFO advisory and SEC compliance services firm based in Florida, to provide financial and compliance support services to the Company. Please see Item 5 for terms of our agreement with ProLianze and a discussion of the services to be provided by ProLianze.
     4) Litigation Updates. In July 2007, George Michael Benkley and Metalox, Inc. alleged that the Company and its subsidiary, Anodize, LLC were in possession of equipment belonging to Mr. Benkley and Metalox. Upon review of the allegations, the Company found the claim to be without merit. No suit was filed and management believes the matter has been amicably resolved.
     5) Trademark Infringement Update. In April 2007, we filed a petition for cancellation of the registered trademark of “Scorpion Performance” issued to Auto and Tool Group International, Inc. for automotive products sold primarily on the Internet and have issued cease and desist letters to other parties that we believe are selling counterfeit goods under our trade name. On July 9, 2007, we entered into a Settlement Agreement whereby, Auto and Tool agreed to cease using “Scorpion Performance” or any similar mark by November 30, 2007 and to abandon a previously filed application and to abandon another registration for a “Scorpion Performance” logo by November 30, 2007. Auto and Tool Group International have abided by the terms of the settlement agreement and the Company deems this matter to be resolved.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this Form 10-SB are forward-looking statements about what may happen in the future. Forward looking statements include statements regarding our current beliefs, goals, and expectations about matters such as our expected financial position and operating results, our business strategy, and our financing plans. The forward-looking statements in this Form 10-SB are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events. The forward-looking statements generally can be identified by the use of terms such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations for various reasons. You should review carefully all information, including the discussion of risk factors in Part I, Item 2 along with the financial statements and the notes to the financial statements included in this Form 10-SB. The forward-looking statements in this Form 10-SB are made only as of the date of this Form 10-SB and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.
PART I
ITEM 1. DESCRIPTION OF BUSINESS
THE COMPANY
Scorpion Performance, Inc. (the “Company”) was incorporated in Florida on December 17, 1999, for the initial purpose of manufacturing high-grade rocker arms for high performance automobiles. A rocker arm is a pivoted lever used in an internal combustion engine to transfer the motion of the camshaft or pushrod to the valve stem that opens and closes the valves that let the air/fuel mixture into an engine and the exhaust gases out of the engine. From rocker arms, we have branched into a full service high performance parts and components manufacturing firm. We currently design and manufacture a variety of branded and private label high performance automotive products and related components to automotive original equipment manufacturers, or OEMs, and the related aftermarket. We are also developing other manufacturing and service capabilities to enhance our automotive parts business which includes in-house anodizing services to produce high-end finished products for a variety of uses in the automotive and medical and photographic imaging industries.
Scorpion branded rocker arms sell between $143 and $228 per set. The price of private label rocker arms ranges between $134 and $379 per set. The price of our anodizing services depends on the type, size and quantity of product to be finished.
Revenue from sales of products and services was $1,949,729 for the year ended December 31, 2006 and $1,561,801 for the nine months ended September 30, 2007. We incurred net losses of $1,461,917 and $1,119,993 for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. For additional information, please refer to our consolidated financial statements in Part F/S and Management’s Discussion and Analysis of Financial Condition and Results of Operations found in Part I, Item 2 of this Amendment No. 1 to Form 10-SB.
Our principal office is located at 3000 SW 4th Avenue, Fort Lauderdale, Florida 33315. Our phone number is (954) 779-3600; our fax number is (954) 779-3029. Our website is http://www.scorpionperformance.com.
At the present time, there is no public market for the common stock of Scorpion Performance and our common stock is not traded on any exchange. Scorpion Performance, Inc. is filing this registration statement on Form 10-SB under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to provide current public information to the investment community. Once this filing on Form 10-SB becomes effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the Securities and Exchange Commission (the “SEC”). Our Original Filing and this Amendment No. 1 to Form 10-SB and other reports and other information we file subsequently can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov. Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.
We will make available and voluntarily provide paper copies, free of charge upon written request at the address on the cover of this Registration Statement on Form 10-SB, a copy of our Original Filing, this Amendment No. 1 to Form 10-SB, and subsequently our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.
SUBSIDIARIES

1)	Anodize, LLC — In January 2004, we acquired 100% of the ownership interests in Anodize, LLC, a Florida limited liability company, through which we offer private label anodizing services under the trade name “Anodize” as well as anodize our own products. Anodizing is a finishing process that is described on page 6 of this Form 10-SB.

2)	Scorpion Real Estate Investments of Broward County, LLC – In June 2007 the company formed Scorpion Real Estate Investments of Broward County, LLC, a Florida limited liability company that holds title to the Company’s principle facility in Broward County, Florida and

3)	Scorpion Real Estate Investments of Marion County, LLC — In June 2007, the Company also formed Scorpion Real Estate Investments of Marion County, LLC, to hold title to the Company’s expansion facility located outside of Ocala in Marion County, Florida.

We have established two subsidiaries for the purpose of investigating alternate technologies and diversifying the scope of our operations. Both subsidiaries are currently idle. Neither subsidiary has operations nor have any funds, other than the patent costs for the manure packing process, been expended on these subsidiaries.

1)	Manure Packing Systems, LLC, a Florida limited liability company (“MPS”) formed in February 2006. In June 2007, we acquired a patent and intend to design and manufacture a heavy duty, industrial compacting machine that compresses and sanitarily bales horse manure. We do not expect this subsidiary to become operational in the near future, nor will it require additional financing or resources from the Company.

2)	World Waste Management, LLC, a Florida limited liability company, formed in May 2006. Through this subsidiary we intend to develop a biofuel product and are currently evaluating possible commercial applications of the technology. We anticipate that the products and processes contemplated by the operations of this subsidiary will not be commercially viable for the next several years and cannot predict when or if this subsidiary will become commercially operational. We expect to expend $50,000 on research and development over the next twelve months. We may require additional financing until such time as this subsidiary becomes commercially operational.

The following are subsidiaries that currently conduct no business nor do we anticipate reactivating these entities during the next 12 months:
Scorpion Racing, Inc. and Scorpion Rockers, Inc., incorporated in Florida in 2001. Both of these subsidiaries are currently not operational and were incorporated for the purpose of reserving the corporate names and preventing competitors from incorporating in the state of Florida under a similar “Scorpion” names.
NET REVENUE BY SOURCE

	Year Ended		Nine Months Ended
	December 31, 2006		September 30, 2007
		% of Total		% of Total
	$ Revenue	Net Revenue	$ Revenue	Net Revenue
PRODUCTS
Scorpion Brand Rocker Arms	$784,092	40%	$629,700	40%
Private Rocker Arms	$885,406	46%	$666,866	43%
Total Products	$1,669,498	86%	$1,296,566	83%

SERVICES
Anodizing	$280,231	14%	$265,235	17%
Robotics/Engineering	$0	—	$0	—

Total Services	$280,231	14%	$265,235	17%

NET REVENUE	$1,949,729	100%	$1,561,801	100%

PRODUCTS
Scorpion Brand Rocker Arms
Scorpion brand rocker arms generated 40% of total revenue for the twelve months ended December 31, 2006 and for the nine months ended September 30, 2007. A rocker arm is a pivoted lever used in an internal combustion engine to transfer the motion of the camshaft or pushrod to the valve stem that opens and closes the valves that let the air/fuel mixture into an engine and the exhaust gases out of the engine.. The difference between a performance rocker arm and a standard rocker arm is the ability to improve valve timing that can have a great impact on an engine’s performance at different speeds. With a performance rocker arm, the exhaust and intake cycles overlap creating faster air/fuel movement and as a result, a faster, more efficient engine.
We manufacture rocker arm using what we believe to be state of the art lathes, grinders, hydraulic “tombstone” fixtures and related machines. We start with bars of raw high-grade aluminum, that are stacked in a special magazine bar feeder that allows our operators to automatically feed the bars into a saw that cuts each bar to specification. The cut bars are fed into a series of machines that have been specially engineered by Scorpion engineers to cut, punch out and grind the bars into individual rocker arms. The rocker arms are then immersed in a series of solutions to anodize the rocker arms. Anodizing is a process for finishing aluminum alloys that employs electrolytic oxidation of the aluminum surface to produce a protective oxide coating that may or may not be colored to produce a “jewel” like appearance. The end result is 16 colorful rocker arms bearing a distinctive laser-etched logo nestled in a “candy box” for shipment to a warehouse marketer.
The Company places a great deal of emphasis on reverse engineering, which involves disassembling a machine to learn how it was built and how it works. We spent $60,448 and $146,400 during fiscal years 2005 and 2006, respectively on research and development of our reverse engineering processes. Management feels the Company has gained a substantial foothold in the industry by using this additional knowledge to build better processes and improve its specs at lower costs.
We also operate on the belief that machine tool development is continuously undergoing rapid technological innovation. Upon purchase or acquisition of a new machine, Scorpion engineers make modifications to further improve its productivity, which management believes maximizes its competitive edge. As a result, Scorpion can produce a single rocker arm from the raw aluminum, from stock to a finished product — ready to be color-anodized — in one minute, down from three minutes with older, unmodified machinery. This results in a tripling of output with no additional personnel.

We estimate that the expected “life” of a new machine is seven years and depreciate our key equipment over a seven-year period on the assumption that more efficient productivity will justify investing in the newest models. The Company then either retains the machines for parts or sells-off the machines to recoup, on average, 15% of the original costs of the machines.
Private Label Products
We also produce private label products, which are products that are sold under the name or brand of the retailer or wholesaler. The bulk of private label product sales are concentrated in private label rocker arms that generated 46% and 43% of revenue during 2006 and for the nine months ended September 30, 2007, respectively. In addition to our core automotive products categories, we also manufacture components and assemblies for other automotive applications and for medical devices such as instrument handles.
SERVICES
Scorpion Anodizing
Anodizing is a finishing process for manufactured parts and components that that uses electrolytic oxidation of the aluminum surface to produce a protective oxide coating. Metal components in their final shape are placed on special racks and immersed in a series of solutions held in open top tanks that clean, pre-treat, anodize, color (optional) and seal the metal. Anodizing is the step that produces the actual coating. Unlike most other finishes, anodizing preserves the natural texture and finish of the metal. This coating consists of hydrated aluminum oxide and is considered resistant to corrosion and abrasion. Conventional coatings are 0.1 — 1.0 mil thick and are essentially transparent, although they may be colored. Scorpion places great emphasis on “the look” or physical appearance of its finished products. Every item is tumble-finished to a high polish and then anodized in the buyer’s choice of blue, black, red, purple, violet or a clear finish. Each component is etched with the Scorpion trademark or private label of the customer and then packaged for shipment.
Anodizing is used in the production of thousands of consumer, commercial and industrial products. After being approached by medical parts manufacturers and photographic equipment manufacturers, we expanded our anodizing services to include anodizing of multi-purpose handles for the medical industry and retinal ID equipment housing and lens mounts for cameras. Anodizing orders from medical parts manufacturers and photographic equipment manufacturers are generally 27% of our anodizing services and generated 14% and 17% of total revenue during 2006 and for the nine months ended September 30, 2007, respectively.
Scorpion Robotics/Engineering
We offer engineering services under the trade name “Robotics” using a wide range of precision machining technologies to meet an extensive range of customer specifications for custom ordered products. These services are currently offered as support services to our private label wholesalers and retailers. Revenue for such services is included in the price of producing private label product and is not currently reported separately. The components we manufacture are carefully and efficiently processed through a variety of high precision finishing methods, such as tumbling, anodizing and custom laser engraving, and then assembled and shipped directly to a customer for use in its products. We believe our in-house tooling and machine capabilities give us a distinct advantage over competitors because we have the capability to manufacture precision cutting tools and to reconfigure specialized machine tools on site. These capabilities provide a competitive advantage as manufacturing and processing times are minimized and the variety and type of components we can provide is greatly expanded. As our expertise in robotic manufacturing techniques increases in we may establish a separate billing and revenue stream for performing robotic and engineering services.

MATERIALS/INVENTORY
Our principal raw materials are aluminum extrusion and 86L20,41L40,52100 specialty steel. We purchased approximately $101,536 of steel and $223,519 of aluminum in 2006, representing 9% and 20% respectively, of our total cost of goods sold. Prices for aluminum and steel have fluctuated with significant increases in 2004, a peak in 2005 with a drop to pre-2004 prices, and then a slow increase beginning in 2006. Prices for raw materials remained steady during the 2007. We anticipate that global demand for steel will continue to increase during 2008 due to demand in developing countries such as India and Thailand and industrial countries like China. However, China is also a leading producer of steel and we believe supply will offset demand and that prices will remain stable into 2008. The increases have not had an adverse impact on gross profit, as we are often able to pass a portion of price increases through to customers. We also sell scrap steel left over from our manufacturing processes at increased prices that allows us to further offset any price increase we purchase as raw material.
We purchase raw material from 19 material suppliers. Our three largest suppliers are Temroc Metals, Inc., Universal Bearings, Inc. and Timken Bearings, Inc., representing 31%, 17% and 11%, respectively, of all raw materials we purchased in 2006, and 33%, 9% and 11%, respectively, of all raw materials we purchased through the nine months ended September 30, 2007. We have maintained strong relationships with these suppliers and expect that these relationships will continue into the foreseeable future. We have historically manufactured products just in time to minimize inventory storage, processing times and backlog; however, due to threatened shortages, we currently retain 20% in inventory and receive approximately 80% of our raw aluminum and steel just in time for use in production. Sub-assembly parts are completed just in time for use in finished goods, and finished goods are completed just in time to be shipped to customers as they are produced.
DISTRIBUTION
We sell our products through over 110 distributors and directly to OEM customers, of which one distributor accounts for 29% of our revenue, and in the aggregate with four other distributors, accounts for over 50% of our annual revenue.
All of our orders are open purchase orders from distributors most of which we have established long-term relationships and, generally, are processed, manufactured and delivered to the distributor within 10-12 days of receipt of the purchase order. We deliver or ship finished products directly to OEM customers. Our products are also distributed to aftermarket customers through a network of warehouse auto parts distributors.
COMPETITION
We operate primarily within the automotive parts industry that consists of fragmented, niche markets. These markets competitive and have changed significantly in the past few years as traditional OEM customers in the U.S. have been forced to expand their worldwide sourcing of parts to compete more effectively with lower cost imports. Our competitors include small family owned and operated businesses as well as large, independent domestic and international suppliers, many of which have greater financial resources than us, and international manufacturers that enjoy economic advantages such as lower labor costs, lower health care costs, and lower tax rates. We consider Crane Cams, T & D, Jessell and Crower to be our primary competitors of top-line rocker arm manufacturers.

Several of our competitors are also our most important customers for certain of our products. Over the past several years, several large suppliers have trended toward outsourcing rocker arms on a “no label” basis. We believe that by offering this type of private or “no label” branding, coupled with offering equal or better quality, lower pricing and faster delivery than any foreign sourced rocker arm manufacturer, we will reduce competition from these entities in the future.
MARKETING
The principal end user of our products is the racing and car buff enthusiast. To appeal to this market, we have emphasized the high performance features of our products as well as our affinity with the racing culture by advertising our products in a variety of U.S. and international trade publications, including Performance Racing Industry Magazine, Chevy Hi-Performance Magazine, 5.0 Ford Magazines, Engine Master Magazine, GM High-Tech Magazine and Engine Builder Magazine.
We also maintain a strong presence at national and international tradeshows such as the annual Performance Racing Trade Show. These types of trade shows appeal to our end users and expose us to hundreds of potential customers and distributors.
In 2007, we launched an in house advertising campaign and have expended $261,229 through the nine months ended September 30, 2007. In addition to our print ads and tradeshow participation, we are expanding our exposure by distributing apparel and decals to distributors and customers and we have also begun printing large banners for co-marketing with distributors. We have also updated and revised our catalogs and our web page to appeal to a wider audience.
We believe that the quality, performance features, and low costs of our products attract end users, distributors and OEM customers to our products and that a properly serviced and satisfied customer will ultimately provide the best opportunity for market and customer expansion.
EMPLOYEES
As of September 30, 2007, Scorpion had 38 full-time employees and 1 part-time employee. None of our employees are represented by a collective bargaining agreement. Management of Scorpion considers its relationship with its employees to be satisfactory.
INTELLECTUAL PROPERTY
We rely upon unpatented trade secrets, processes and know how in connection with our proprietary machine tooling and customized equipment. To protect our proprietary rights, we enter into confidentiality or license agreements with third parties, employees and consultants, and control access to and distribution of our proprietary information.

Trademarks
We use the trademark “Scorpion Performance” in our business, with many of our products sold under this brand. While we believe we have obtained common law trademark rights through the use of the name “Scorpion Performance” in connection with our business, we are in the process of registering our logo (Serial Number 77149510) and word mark (Serial Number 77150396) with the United States Patent and Trademark Office.
We are in the process of registering additional trademarks for certain of our product lines. In connection with the manure compactors under development through our subsidiary, MPS, we are in the process of registering the word mark and “Stable Mate” logo with the United States Patent and Trademark Office (Serial Numbers 77175743 and 77182783, respectively).
Patents
In February 2006, our subsidiary, MPS entered into an agreement to acquire the patent “Stable Waste Packing Machine” (Machine Application Number 60/652,723) from an unrelated third party. In October 2006, we sued the seller for breach of contract and sought an order for specific performance to assign the patent. In June 2007, the 17th Circuit Court for and in Broward County, Florida, issued an order requiring the seller to comply with the terms of the purchase agreement and to assign the patent application to MPS. The assignment was filed with the United States Patent and Trademark Office on June 12, 2007.
ENVIRONMENTAL, HEALTH AND SAFETY MATTERS
We are subject to regulation under various federal, state and local laws relating to employee safety and health and the environment. Our costs for compliance were approximately $27,639 and 24,044 for the yeas ended December 31, 2005 and 2006 respectively. We incurred costs for compliance of $17,131 for the nine months ended September 30, 2007. To date, we have not been subject to any workers compensation claim or found to be in violation of the Fair Labor Standards Act (“FLSA”).
Environmental, health and safety laws include those relating to the generation, storage, transportation, disposal and emission into the environment of hazardous wastes and various substances, those relating to drinking water quality initiatives and those which allow regulatory authorities to compel (or seek reimbursement for) clean-up of environmental contamination arising at owned or operated sites and at facilities where waste is disposed. Licenses and permits are required for operation of the Company’s business, and these permits are subject to renewal, modification and, in certain circumstances, revocation. We conform to federal safety and environmental laws and regulations, including those mandated by the Environmental Protection Agency (“EPA”), the Pipeline and Hazardous Materials Safety Administration (“HAZMAT”), the Occupational Safety & Health Administration (“OSHA”), the State of Florida, the Broward County Environmental Protection Department and the City of Fort Lauderdale. In addition to complying with general environmental, safety and fire precautions, we operate a state-of-the-art water filtration and recycling system that distills used water before reintroducing it back into the system.
We believe that we will be able to maintain substantial compliance with such laws and permit requirements, except where such non-compliance is not expected to have a material adverse effect on the Company.
RISK FACTORS
Risks Relating to Our Business Generally
WE HAVE INCURRED RECENT LOSSES AND MAY INCUR LOSSES IN THE FUTURE THAT MAY ADVERSELY AFFECT OUR PROFITABILITY AND OUR FINANCIAL CONDITION
We have incurred net losses for the years ended December 31, 2005, December 31, 2006 in the amounts of $783,406, $1,461,917, respectively, and a net loss of $1,119,993 for the nine months ended September 30, 2007. In the event we are unable to increase our gross margins, reduce our costs and/or generate sufficient additional revenues to offset our increased costs, we may continue to sustain losses and our business plan and financial condition will be materially and adversely affected.
OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH MAKES OUR FUTURE RESULTS DIFFICULT TO PREDICT AND COULD CAUSE OUR OPERATING RESULTS TO FALL BELOW EXPECTATIONS.
Our focus, since inception, has been to raise capital to purchase equipment and expand our facility in Fort Lauderdale. Using the proceeds from the sales of our common stock and purchase options to foreign investors, we have invested in state of the art equipment and robotics and believe that we now have the production facilities in place to focus on expanding our marketing plan. Revenue has grown steadily; however our cost of sales has fluctuated due primarily to periodic material supply shortages, which have led us to stockpile our inventory, therefore increasing costs. If we are not able to manage inventory costs, our revenue or operating results could fall below the expectations of investors and the price of our common stock could decline substantially. Any investment in our company should be considered a high-risk investment because the investor will be placing funds at risk in a company with fluctuating costs and expenses, limited management experience, increased competition, and other problems to which growing manufacturing businesses are subject. Investors should not invest in our company unless they can afford to lose their entire investment.

OUR ABILITY TO SUCCEED DEPENDS ON OUR ABILITY TO GROW OUR BUSINESS AND ACHIEVE PROFITABILITY.
The introduction of new products and services and expansion of our distribution channels have contributed significantly to our recent results, but we must continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future growth and profitability will depend upon a number of factors, including, but not limited to:
•	Our ability to manage costs;

•	The increasing level of competition in the automotive parts industry;

•	Our ability to continuously offer new or improved products and services;

•	Our ability to maintain efficient, timely and cost-effective production and delivery of our products;

•	Our ability to maintain sufficient production capacity for our products and services;

•	The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;

•	Our ability to identify and respond successfully to emerging trends in the automotive, medical and other parts industry;

•	The level of consumer acceptance of our products and services;

•	Regulatory compliance costs; and

•	General economic conditions and consumer confidence.
We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.
OUR REVENUE IS GENERATED ON THE BASIS OF PURCHASE ORDERS WITH A FEW CUSTOMERS RATHER THAN LONG TERM PURCHASE COMMITMENTS THAT MAY ADVERSELY AFFECT OUR MARGINS IF WE LOSE ONE OR MORE OF THESE CUSTOMERS.
We sell our products through over 110 distributors and directly to OEM customers, of which one distributor accounted for 29% and 36% of our revenue for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. This distributor, in the aggregate with four other distributors, accounted for 50% and 47% of our annual revenue for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. Any customer may cancel a purchase order or defer shipments of our products at any time however, we have maintained long-term relationships with each of our distributors and historically, have not experienced significant cancellation or deferment of customer orders. Such a concentration creates a risk that pricing pressures may cause prices to decrease or that product demand may be reduced if orders are canceled or deferred.
Further, because our products are manufactured just in time and according to customer specifications, we are required to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our estimates and planning for production and procurement of raw materials. Because of our inability to rely on enforceable purchase contracts, and our limited visibility into future customer demand, actual revenue may be different from our forecasts, which could adversely affect our margins and ability to maintain profitability
THE HIGH PERFORMANCE AUTOMOTIVE PARTS MARKET IS HIGHLY COMPETITIVE WITH SEVERAL LARGE AND NUMEROUS SMALL COMPETITORS THAT MAY OFFER PRODUCTS SIMILAR TO OURS WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.
Competition within the automotive performance parts industry is vast and difficult to define with thousands of companies engaged in different facets of the business both domestically and abroad. We believe that the performance parts industry is so broadly based and made up of so many mid-sized players that we will be able to aggressively seek market share from our competitors; however, we cannot estimate if or how quickly our competitors may respond to our anticipated expansion efforts. Our inability to acquire market share from our competitors could inhibit our ability to sustain our expansion efforts and negatively affect our operations.

IF WE FAIL TO PROMOTE AND MAINTAIN OUR BRAND IN THE MARKET, OUR BUSINESSES, OPERATING RESULTS, FINANCIAL CONDITION, AND OUR ABILITY TO ATTRACT CUSTOMERS WILL BE MATERIALLY ADVERSELY AFFECTED.
Our success in the high performance automotive racing market depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering high performance automotive parts and services have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.
WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION AND INFRINGEMENT CLAIMS BY THIRD PARTIES.
We intend to protect our unpatented trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However, this method may not afford complete protection particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and unauthorized parties may copy or otherwise obtain and use our products, processes or technology and there can be no assurance that others will not independently develop similar know-how and trade secrets. If third parties take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputation or we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to use our proprietary know-how to offer competitive products at lower prices and we may not be able to effectively compete against these companies.

We have applied to register our logo (Serial Number 77149510) and word mark (Serial Number 77150396) with the United States Patent and Trademark Office, which marks were published for opposition on December 4, 2007 and January 1, 2008, respectively. Any party who believes it may be damaged by registration of the mark has 30 days from the publication date to file either an opposition to registration or a request to extend the time to oppose. If no opposition is filed or if the opposition is unsuccessful, the USPTO will register the marks and issue registration certificates about 12 weeks after the date the marks were published. We cannot assure you that our trademark applications will not be opposed within the statutory timeframe or be approved by the USPTO. Even if approved, our trademarks could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. We also face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could expose us to the following risks, among others, we may be required to:
•	Defend against infringement claims which are expensive and time consuming;

•	Cease making, licensing or using products that incorporate the challenged intellectual property;

•	Re-design, re-engineer or re-brand our products or packaging; or

•	Enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.
We are also aware of competitors that counterfeit and infringe our trademark. While we intend to vigorously pursue such persons or entities, we cannot assure you that we will be able to identify all such parties or that we will have adequate time and resources to enforce and to protect our trademark and intellectual property rights through litigation or otherwise, or that we will be successful in doing so. Any of the foregoing outcomes would negatively impact our business, results of operations and financial condition.
WE ARE DEPENDENT UPON A FEW SUPPLIERS FOR A SIGNIFICANT PORTION OF OUR RAW MATERIALS AND OUR SUPPLIERS ARE DEPENDENT ON THE CONTINUED AVAILABILITY AND PRICING OF RAW MATERIALS, EITHER OF WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO MANAGE COSTS AND MAINTAIN PROFITABLE OPERATING MARGINS.
The principal raw materials we use in the manufacture of our automotive parts are steel and aluminum. We currently purchase raw material from 19 different material suppliers with whom we have no written purchase contracts. Our three largest suppliers, combined, represent 59% of all raw materials we purchased in 2006 and 53% in the nine months ended September 30, 2007. Any supplier and any order may be terminated or rejected by any supplier at any time. From time to time, particularly during periods of increased industry-wide and global demand, steel and aluminum have been in short supply. Our reliance on open orders, no preference or assurances from suppliers, and our reliance on three primary suppliers creates a risk that our supply of raw materials may be interrupted at any time. We may not be able to timely source another supplier, resulting in further delays. We have tried to minimize these risks by maintaining inventories in excess of our current and projected needs but can make no assurances that we will be able to maintain adequate stockpiles or that we will be able to acquire and stockpile raw materials at costs that can be passed on to customers. Our failure to ensure a steady supply of raw material or any significant interruption in the supply of raw materials could have a material adverse effect on our operations and ability to timely fulfill orders that could result in lost orders and revenue.
OUR BUSINESS IS SUBJECT TO THE RISK OF PRICE FLUCTUATIONS AND DELAYS IN THE DELIVERY OF CERTAIN RAW MATERIALS THAT COULD ADVERSELY AFFECT OUR OPERATIONS.
There have been significant increases in the global prices of raw materials, which have had and may continue to have an impact on our business. While the rise in material costs, especially steel, continues to impact our financial results, we have been able to offset most of this increase through volume purchases at the risk of increasing our inventory costs. The costs of certain raw material costs such as steel began to decrease in 2005, however Chinese consumption continues to affect prices worldwide and there is no guarantee that these decreases will continue or that recent efforts by the Chinese government to produce more steel internally will relieve some of the pressure. Any continued fluctuation in the price of availability of steel could have a material adverse impact on our business. Further, although we obtain raw materials from various sources and maintain alternative sources for raw materials, to the extent there are supply disruptions our operations could be materially adversely impacted.
THE FAILURE TO INVEST IN AND MAINTAIN STATE OF THE ART EQUIPMENT AND PROCESSES COULD DISRUPT THE OPERATION AND GROWTH OF OUR BUSINESS AND RESULT IN THE LOSS OF BUSINESS.
We have invested significantly in equipment, which accounts for over 50% of our assets, and anticipate that it will be necessary to continue to do so in the future to remain competitive. We believe that our success is dependent, in large part, on our continued investment in sophisticated equipment, robotics and processes. We typically purchase equipment for cash or on short-term lease and do not purchase extended warranties or maintenance programs due to our belief that the processes we use are evolving so rapidly that we must replace, overhaul or retool our equipment and processes before the end of the useful life of the equipment. We currently replace or overhaul equipment every 3-5 years. Equipment taken out of use is either retained for parts or resold to used equipment buyers. We may be unsuccessful in anticipating, managing, adopting and integrating new or refurbished equipment on a timely basis, or we may not have the capital resources available to invest in new equipment and processes that could materially affect our operations.
OUR OPERATIONS COULD SUFFER FROM EQUIPMENT DOWNTIME, DISRUPTIONS OR INCREASED COSTS.
We are not dependent on any one piece of equipment to maintain current levels of production and have engineered our equipment to perform a variety of tasks so that we can quickly substitute equipment to compensate for routine and unexpected downtime due to repair or breakdown. However, in the event that a substantial number of pieces of equipment are damaged, break down or require extended maintenance, our customers could experience interruptions in our service as well as delays, and we might incur additional expense in arranging new facilities and services. In the event of a disaster in which a substantial number of pieces of equipment are irreparably damaged or destroyed, we could experience lengthy interruptions in production. While we have not experienced extended equipment failures in the past, any interruptions or delays in our production could harm our relationships with customers and our reputation. We do not maintain insurance in the event of damage or interruption which costs would be incurred by the Company. These factors in turn could damage our brand and reputation, reduce our revenue, subject us to liability, cause us to issue credits or cause customers to fail to renew their orders, any of which could adversely affect our business, financial condition and results of operations. Temporary or permanent loss of our equipment could limit our ability to conduct our business and result in lost revenue.
OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL INVESTIGATION, REMEDIATION AND COMPLIANCE COSTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
Our operations are subject to federal, state and local laws and regulations governing emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. While we believe that our operations and facilities are being operated in compliance in all material respects with applicable environmental health and safety laws and regulations, the operation of precision metal machining and anodizing facilities entails risks in these areas making us subject to penalties and costs associated with non-compliance of various federal, state and local environmental regulations. There can be no assurance that we will not incur material costs or liabilities, including substantial fines and criminal sanctions for violations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, may require additional expenditures by the Company, some or all of which may be material.

WE MAY INCUR COSTS AS A RESULT OF PRODUCT LIABILITY AND WARRANTY CLAIMS THAT MAY BE BROUGHT AGAINST US.
We face an inherent business risk of exposure to product liability claims in the event that the use of our current and formerly manufactured or sold products results, or is alleged to result, in bodily injury and/or property damage. To date, we have not been subject to any product liability claims, however, we cannot assure you that we will not experience a material product liability loss in the future or that we will not incur significant costs to defend such claims. A successful claim brought against us may have a material adverse effect on our business, results of operations and financial condition.
WE DO NOT MAINTAIN CUSTOMARY INSURANCE COVERAGE TO PROTECT AGAINST THE POTENTIAL HAZARDS INCIDENT TO OUR BUSINESS.
Other than workman’s compensation, we do not maintain property, business interruption, product liability and casualty insurance coverage. A catastrophic loss of the use of all or a portion of our facilities due to accident, labor issues, weather conditions, national disasters or otherwise, whether short- or long-term, could have a material adverse effect on our business, results of operations and financial condition.
WE WILL INCUR INCREASED COSTS AS A RESULT OF BECOMING A PUBLIC COMPANY AND UNLESS WE OFFSET THESE ADDITIONAL COSTS BY DECREASING OTHER EXPENSES AND/OR INCREASING REVENUE, WE MAY NOT BE ABLE TO ABSORB THESE COSTS WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended, as well as new rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. We are in the process of implementing corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations; however, we expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The measures we take may not be sufficient to satisfy our obligations as a public company and we expect the implementation costs and engagement of professionals to assist in the implementation to be prohibitive in the short term.
We have engaged a financial consulting firm to assist our Controller and to provide financial and compliance advisory support services to our senior management until we are able to hire a chief financial officer and executive level employees to help us achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time. There can be no assurance that our current or future management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance, and reporting requirements without significant cost to us. Unless we offset the additional costs by decreasing other expenses and/or increasing revenue or raising additional capital, we may not be able to absorb the costs of complying with Sarbanes Oxley and our SEC reporting requirements, which may divert funds away from marketing activities and maintaining state of the art manufacturing equipment, either of which could adversely affect our operations. Further tightening may require us to defer management salaries, which may discourage current management personnel and potential individuals from joining the Company. We can make no assurances that we will not defer executive salaries, which could affect our ability to attract, recruit or retain qualified management personnel that would otherwise help us minimize the professional costs in connection with our compliance and reporting requirements.

THE LACK OF EXPERIENCE OF OUR CURRENT MANAGEMENT TEAM IN MANAGING A REPORTING COMPANY MAY PUT US AT A COMPETITIVE DISADVANTAGE
Our executive officers have not managed a publicly traded company and have no experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. In particular, these new obligations will require substantial attention from our President and Office Manager and may divert their attention away from the day-to-day management of our business, which would materially and adversely impact our business operations. We intend to hire additional executive level employees, but there can be no assurance that our current or future management team will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance, and reporting requirements. Our failure to do so could lead to penalties, loss of trading liquidity, and regulatory actions and further result in the deterioration of our business through the redirection of resources.
Risks Relating to our Securities
OUR FAILURE TO COMPLY WITH CURRENT OR FUTURE FOREIGN SECURITIES REGULATIONS RELATED TO THE OFFER AND SALE OF OUR SECURITIES ABROAD COULD ADVERSELY AFFECT OUR BUSINESS.
The offer and sale of our securities to non-US investors, while exempt from registration in the United States under Regulation S, are subject to regulation by a number of foreign regulatory agencies. As with U.S. securities regulation, foreign regulation is concerned with investor protection. These agencies have a variety of procedures and enforcement remedies available to them, including the following:
•	Initiating investigations;

•	Issuing warning letters and cease and desist orders;

•	Requiring compliance;

•	Requiring consumer redress, such as requiring that a company offer to rescind securities previously sold to investors;

•	Seeking injunctive relief; and/or

•	Imposing civil penalties
In 2004, we were notified by regulators in the United Kingdom, the Netherlands, Canada, Australia, Finland, New Zealand and Sweden that our offering of securities may have violated solicitation restrictions in those countries. Upon notice, we immediately ceased making offers and sales to new investors the United Kingdom, the Netherlands, Canada, Australia, Finland, New Zealand and Sweden (see Part II, Item 2 “Legal Proceedings”). We intend to comply with all applicable laws and regulations, however, our failure to comply with applicable laws or the restrictions imposed by foreign regulators could subject us to sanctions, force us to rescind all or a portion of the Regulation S offering, and/or reimburse purchasers, any of which could have a material adverse effect on our business and results of operations. We cannot assure you that such proceedings or investigations or any future proceedings or investigations will not have a material adverse effect on our business or operations.
ADVERSE PUBLICITY ASSOCIATED WITH REGULATORY NOTICES ABOUT OUR PRACTICES IN THE OFFER AND SALE OF OUR SECURITIES ABROAD COULD HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.
As a result of the regulatory actions and our agreement to cease selling in the United Kingdom, the Netherlands, Canada, Australia, Finland, New Zealand and Sweden, we have been subject to adverse publicity in the form of published notices on foreign regulatory websites and discussions in private chat rooms or websites. This type of adverse publicity, whether or not accurate, that associates the purchase of our securities, or questions our sales practices, or claims that such sales practices are not allowed could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues. Adverse publicity concerning any actual or purported failure of us to comply with applicable laws and regulations regarding the sale of our securities abroad, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our ability to attract, motivate and retain distributors, which may cause a decline in consumer interest in our products and services which would negatively impact our ability to generate revenue. In addition, investors’ perception of the Company may be adversely affected by negative publicity that may cause the market price of our common stock to decline resulting in a loss of your investment.
TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, WE INTEND TO ISSUE ADDITIONAL SHARES OF STOCK WHICH WILL DILUTE ALL SHAREHOLDERS
We may require additional capital for the acquisition, replacement or repair of equipment, processes or technologies that are complementary to ours, or to fund our working capital and capital expenditure requirements. To date, we have relied on financing through the ongoing sale of our securities outside the United States pursuant to Regulation S. Since 2004 and through September 30, 2007, we have raised an aggregate of $24,870,522 through the sale of our securities to foreign investors. Our cash offering expenses on these sales average 40% of the proceeds raised, which includes commissions to third party foreign brokers and finders fees to existing shareholders for introducing new investors. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock.
SHARES ELIGIBLE FOR SALE OR CONVERTIBLE INTO SHARES IN THE FUTURE COULD NEGATIVELY AFFECT OUR STOCK PRICE AND DILUTE SHAREHOLDERS
The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of September 30, 2007, we had 32,122,960 issued and outstanding shares of common stock of which our officers and directors hold 20,000,000 shares or 62%. Our officers, directors and principal shareholders have agreed not to sell or transfer any shares of common stock for a period of 12 months after the effective date of the Original Filing.
As of September 30, 2007, there are currently 16,664,586 shares of restricted common stock that will be issuable upon exercise of outstanding stock options issued to existing non-US shareholders. We have not issued options or other securities under our equity incentive plan; however, we may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.
OUR MANAGEMENT AND PRINCIPAL SHAREHOLDERS IN THE AGGREGATE, OWN APPROXIMATELY 62% OF OUR OUTSTANDING COMMON SHARES AND AS MAJORITY SHAREHOLDERS, ARE ABLE TO CONTROL VOTING ON ISSUES AND ACTIONS THAT MAY NOT BE BENEFICIAL OR DESIRED BY OTHER SHAREHOLDERS.
As of September 30, 2007, Robert and Teresa Stopanio, as husband and wife, jointly own 31% of the issued and outstanding common stock. Yali Golan, a director and former officer, owns 31%. Accordingly, the Stopanios and Mr. Golan, if voting together could elect all directors, and dissolve, merge or sell our assets or otherwise direct our affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impede a merger, consolidation, takeover or other business combination involving the Company, which, in turn, could depress the market price of our common stock.
THE ISSUANCE OF PREFERRED STOCK COULD CHANGE CONTROL OF THE COMPANY.
Our articles of incorporation authorize the Board of Directors, without approval of the shareholders, to cause shares of preferred stock to be issued in one or more series, with the numbers of shares of each series to be determined by the Board of Directors. Our articles of incorporation further authorize the Board of Directors to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into common stock or preferred stock of any series, redemption provisions and sinking fund provisions) between series and between the preferred stock or any series thereof and the common stock, and the qualifications, limitations or restrictions of such rights. In the event of issuance, preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of our company. Although we have no present plans to issue additional series or shares of preferred stock, we can give no assurance that we will not do so in the future.

OUR SHARES OF COMMON STOCK AND UNIT PURCHASE OPTIONS ARE SUBJECT TO THE RESALE CONDITIONS UNDER RULE 903(B)(3) OR CATEGORY 3 OF REGULATION S UNDER THE SECURITIES ACT.
With the exception of 20,000,000 shares of our common stock issued to officers and directors, all of our shares of issued and outstanding common stock and all of our issued and outstanding unit purchase options are subject to the resale restrictions under Rule 903 of Regulation S, as amended. Under Category 3, offering restrictions (as defined under Regulation S) had to be in place in connection with our ongoing Regulation S offering that commenced in 2004. These restrictions include:

•	certification by the purchaser that he or she is not a U.S. person and that the purchaser is not acquiring the securities for the account of any U.S. person;

•	an agreement by each purchaser not to engage in hedging activities with regards to the securities except in compliance with the Securities Act;

•	the placement of a restrictive legend on each certificate for securities sold pursuant to Regulation S; and

•	the Company to issue stop transfer instructions to the transfer agent and refuse any registration or transfer of securities not made in accordance with Regulation S.

THERE IS PRESENTLY NO MARKET FOR OUR COMMON STOCK
There has been no public market for our common stock and we cannot assure that a public market for our common stock will develop in the future. In addition, a substantial number of our shares are “restricted securities” having been issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (“Securities Act”) or pursuant to Regulation S promulgated under the Securities Act. Resales of these shares to “U.S. Persons” as defined in Regulation S may only be made in an offshore transaction in compliance with Regulation S promulgated under the Securities Act, or pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act, and in each case, in accordance with all applicable securities laws.
Although we have not yet determined the timing of doing so, we anticipate that following the filing of a selling security holders registration statement, we will apply to have our common stock quoted on the Over-The-Counter Bulletin Board (the “OTCBB”), however, the OTCBB is a dealer system and we will have to seek market-makers to provide quotations for our common stock. Even if our common stock is quoted on the OTCBB, the OTCBB provides a limited trading market and we can make no assurances that any market-maker will want to provide such quotations. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for shareholders to sell their shares or recover any part of their investment in the Company. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile so that holders of our common stock will not be able to sell their shares at prices that allow them to recover any or all of their investment. Market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:
•	Introductions of new products or new pricing policies by us or by our competitors;

•	The gain or loss of significant customers or product orders;

•	Actual or anticipated variations in our quarterly results;

•	The announcement of acquisitions or strategic alliances by us or by our competitors;

•	Recruitment or departure of key personnel;

•	The level and quality of securities research analyst coverage for our common stock;

•	Changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

•	Market conditions in our industry and the economy as a whole.
In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline, regardless of our actual operating performance.
FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.
In the event a public market for our securities develops, sales of a substantial number of shares of our common stock could cause a decrease in the market price of our common stock. A substantial portion of our outstanding shares of common stock may soon be eligible for resale to the public pursuant to Rule 144 or without restriction pursuant to Rule 144(k). We may also issue additional shares of stock and securities convertible into or exercisable for our common stock in connection with our business and pursuant to our equity incentive plan for employees and consultants. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Our financial statements are consolidated to include the accounts of our operational subsidiary, Anodize, LLC. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing in this registration statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this registration statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
RESULTS OF OPERATIONS
The following discussion and analysis addresses the major factors that affected our operations and financial condition reflected in our consolidated audited financial statements for the years ended December 31, 2005 and December 31, 2006, and our unaudited balance sheet and income statement for the nine months ended September 30, 2007. This discussion is intended to supplement and highlight information contained in, and should be read in conjunction with, our financial statements and related notes and the selected financial data presented elsewhere in this report.
Results of Operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005
NET INCOME
Net revenue for the year ended December 31, 2006 was $1,949,729, an increase of $281,096 or 17%, compared to net revenue of $1,668,633 for the year ended December 31, 2005. The increase in net revenue was primarily the result of increased sales through a greater number of distributors.

	NET REVENUE BY PRODUCT OR SERVICE

	December 31, 2006		December 31, 2005		Change From Prior
					Year
PRODUCT OR SERVICE	$	$	$	%	$	%
Scorpion Brand Rocker Arms	$784,092	40%	$783,173	47%	$919	12%

Private Label Rocker Arms	$885,406	46%	$684,140	41%	$201,266	29%

Anodizing	$280,231	14%	$201,320	12%	$78,911	39%

TOTAL	$1,949,729	100%	$1,668,633	100%	$281,096	17%

Cost of sales for the year ended December 31, 2006 was $1,115,192, an increase of $449,536 or 68% compared to cost of sales of $665,656 for the year ended December 31, 2005. The increase in 2006 was primarily due to payroll increases. As a result of an increase in our cost of sales, gross profit for the year ended December 31, 2006 was $834,537, a decrease of $(168,440) or 17%, compared to gross profit of $1,002,977 for the year ended December 31, 2005.
Total expenses for the year ended December 31, 2006 were $2,296,454, an increase of $510,071 or 29% as compared to $1,786,383 for the year ended December 31, 2005. This change was primarily a result of the following:

•	Selling and marketing expenses increased $63,726 or 83%, primarily due to the launch of our in-house advertising campaign as discussed on page 9 of this Report.

•	Research and development expenses increased $247,130, in connection with retooling of certain of our robotics equipment in 2006.

•	Salaries and benefits increased $100,431 or 14%, primarily due to hiring of additional staff and competitive wage increases.

•	General and administrative expenses decreased $35,135 or (4)%, which is considered insignificant.

•	Impairment loss expense of $122,296 was incurred in 2006, in connection with the acquisition of the patent held by MPS.

•	Interest expense net of interest income increased $11,623 or 10%, as a result of prepayment penalties in connection with the mortgage on the Broward County property.

We realized a net loss of $(1,461,917) for the year ended December 31, 2006, as compared to a net loss of $(783,406) for the year ended December 31, 2005. The following table summarizes the components of our income and expenses, and the changes in those components for the years ended December 31, 2005 and, December 31, 2006:

	(Audited)	(Audited)	Change From Prior
	December 31,	December 31,	Year
	2006	2005	Amount	%
Revenue	$1,949,729	$1,668,633	281,096	17%

Cost of Sales	$1,115,192	$665,656	449,536	68%

Cost of Sales as a Percentage of Revenue	57.20%	39.86%

Gross Profit	$834,537	$1,002,977	(168,400)	(17)%

Selling Expenses	$140,772	$77,046	63,726	83%

Research and Development	$247,130	—	247,130	100%

Salaries and Benefits	$805,983	$705,552	100,431	14%

General and Administrative Expenses	$850,024	$885,159	(35,135)	(4)%

Impairment Loss	$122,296	—	122,296	—%

Interest Expense	$130,249	$118,626	11,623	10%

Total Expenses	$2,296,454	$1,786,383	510,071	29%

Net Income (Loss)	$(1,461,917)	$(783,406)	$(678,511)	87%

Results of Operations for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006
OVERVIEW
As previously discussed, our three largest material suppliers, combined, represent 45% and 53% of all raw materials we purchased in the nine months ended September 30, 2006 and 2007, respectively. Such a concentration creates a risk that prices may increase or that raw material supply may be interrupted. These risks could adversely affect sales resulting from a lack of raw materials required to produce product or reduced profitability through price increases that cannot be passed on to customers.
To mitigate these risks, we have sought to maintain strong relationships with these suppliers and expect that these relationships will continue into the foreseeable future. In addition, although these suppliers represent a large portion of our materials purchase, we have established relations with 16 other suppliers to supplement these primary suppliers. In addition, the industry has other suppliers, with whom we could establish relations, to replace or supplement any of our existing suppliers. We believe that historically we have experienced periods of supply shortages and price increases and have been able to pass along any increased costs to our customers.
We have historically manufactured products just in time to minimize inventory storage, processing times and backlog; however, to mitigate the risk of supply shortages, in 2007 we began to retain 20% of our needs in inventory and receive approximately 80% of our raw aluminum and steel just in time for use in production. Further, we do not believe that maintaining increased inventory levels of essential raw materials, such as steel and aluminum presents any material risk of obsolescence, due to the fungible nature of these materials. Increases in raw materials inventory also has the impact of increased working capital while at the same time increased cash used in supporting operations.
NET INCOME
Net revenue for the nine months ended September 30, 2007 was $1,561,801, a decrease of $(18,222) or 1%, compared to net revenue of $1,580,023 for the nine months ended September 30, 2006.

	NET REVENUE BY PRODUCT OR SERVICE

					Change From Prior
	September 30, 2007		September 30, 2006		Nine Month Period
PRODUCT OR SERVICE	$	%	$	%	$	%
Scorpion Brand Rocker Arms	$629,700	40%	$604,721	38%	$24,979	4%

Private Label Rocker Arms	$666,866	43%	$703,957	45%	$(37,091)	(5)%

Anodizing	$265,235	17%	$271,345	17%	$(6,110)	(2)%

TOTAL	$1,561,801	100%	$1,580,023	100%	$(18,222)	(1)%

Cost of sales for the nine months ended September 30, 2007 was $548,911, a decrease of $24,583 or 4% compared to cost of sales of $573,494 for the nine months ended September 30, 2006 partially due to the decrease in sales and partially due to slight pricing improvements from 2006. Gross profit for the nine months ended September 30, 2007 was $1,012,890, a decrease of $(6,361) or 1%, compared to gross profit of $1,006,529 for the nine months ended September 30, 2006.
Total operating expenses for the nine months ended September 30, 2007 were $2,144,097, an increase of $810,588 or 61% as compared to total expenses of $1,333,508 for the nine months ended September 30, 2006. The change is primarily a result of the following:

•	Selling and marketing expenses increased $361,148 as a result of the launch of an in house advertising campaign;

•	Research and development expenses decreased $(20,071) due primarily to the timing of projects;

•	Salaries and benefits expense increased $222,189 primarily as a result of adjusting executive salaries to market levels in 2007 compared to minimal levels in 2006;

•	General and administrative expense increased $280,073, which is primarily a result of the following;

o	a $41,215 increase in repairs related to increased investment in equipment;

o	a $110,615 increase in depreciation expense also a result of increased investment in equipment;

o	a $101,385 increase in professional fees associated with increased compliance and contractual matters.

•	Gain on sale of equipment increased $32,750.

Other Income (Expense) for the nine months ended September 30, 2007 was income of $11,214, an increase of $172,323 or 106% as compared to an expense of $161,109 for the nine months ended September 30, 2006. This category is primarily composed of interest income net of interest expense. The increase in income is primarily a result of a reduction in interest expense associated with the retirement of debt, as discussed more fully in the liquidity comments.
We realized a net loss of $(1,119,993) for the nine months ended September 30, 2007, as compared to a net loss of $(488,088) for the nine months ended September 30, 2006. The following table summarizes the components of our income and expenses, and the changes in those components for the nine months ended September 30, 2007 and 2006:

			Change From Prior
	September 30, 2007	September 30, 2006	Nine Month Period
	(Unaudited)	(Unaudited)	Amount	%
Revenue	$1,561,801	$1,580,023	$(18,222)	(1%)

Cost of Sales	$548,911	$573,494	$(24,583)	4%

Gross Profit	$1,012,890	$1,006,529	$6,361	1%

Gross Profit Percentage	65%	64%

Selling Expenses	$438,574	$77,426	$361,148	466%

Research and Development	$135,536	$155,607	$(20,071)	(13)%

Salaries and Benefits	$732,145	$509,956	$222,163	43%

General and Administrative Expenses	$870,592	$590,519	$280,098	47%

(Gain) on sale of Equipment	$(32,750)	$—	$(32,750)	(-)%

Total Operating Expenses	$2,144,097	$1,333,508	$810,588	61%

Other Income (Expense)	$11,214	$(161,109)	$172,323	106%

Net Income (Loss)	$(1,119,993)	$(488,088)	$631,905	129%
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2006, we had an accumulated deficit of $(4,207,960) and cash and cash equivalents of $1,701,224.. For the nine months ended September 30, 2007, our accumulated deficit and cash equivalents were $(5,327,953) and $819,217, respectively. We have financed our operations and made capital expenditures through unsecured promissory notes with an unrelated third party and a beneficial shareholder and director of the Company and through the ongoing sale of our common as set forth below. The principal only note due to the shareholder in the amount of $2,000,000 was paid in full during the first half of December 2006. The aggregate of $176,585 in notes due as of December 31, 2006, to an unrelated third party for the purchase of certain machinery and equipment were paid in full in May 2007.
In 2004, we began selling shares of our common stock to non-US resident investors. The placement of common stock is currently open and is intended to meet the exemptions of Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). We received funded subscriptions, less selling expenses and finders fees, for this offering as follows:

	December 31,		September
	2005	2006	30, 2007
Gross Reg S Subscription Proceeds	$4,460,696	$8,314,462	$5,682,742

Reg S Selling Expenses	$2,344,596	$3,999,956	$3,559,298

Net Reg S Proceeds to the Company	$2,116,100	$4,314,506	$2,123,444
In 2005, we began selling unit purchase options (“Unit Purchase Options”) to existing non-U.S. shareholders for acting as finders and introducing investors to the Company. For the periods ended December 31, 2005, December 31, 2006, and September 30, 2007, we raised $786,110, $2,022,810, and $1,357,228, respectively, through the sale of Unit Purchase Options. The funds received from the sale of our common stock and the Unit Purchase Options have been used for operational purposes and equipment purchases.
Net cash used in operating activities for the year ended December 30, 2006 (“2006”) was $(1,548,176), compared to $(904,803) for the year ended December 31, 2005 (“2005”) and $(1,627,733) for the nine months ended September 30, 2007 (“2007”). The cash used in operations is primarily related to operational losses for all periods reported, along with cash used to fund increases in inventory of $395,444 in 2005, $329,935 in 2006 and $1,031,182 in 2007.
Net cash used in investing activities for the year ended December 31, 2006 amounted to $(634,773), compared to $(1,177,190) for the year ended December 31, 2005 and $(2,558,361) for the nine months ended September 30, 2007. The cash used for investing activities was primarily related to equipment purchases and deposits.
Net cash provided by financing activities for the year ended December 31, 2006 was $3,427,358 compared to $2,091,914 for the year ended December 31, 2005 and $3,304,087 for the nine months ended September 30, 2007. The increase was primarily due to proceeds from the sale of our common stock offset by the payment of commissions and offering expenses incurred with the sale of our common stock and further offset by the repayment of the promissory note payable to our director and beneficial shareholder of $810,296 in 2005, $2,910,309 in 2006 and $176,585 in 2007.

We expect to spend approximately $150,000 in capital expenditures for the remaining three months of 2007 in connection with our relocation and expansion of our facility. We believe that our current cash, cash equivalents, cash flow from operations and additional financing obtained from our common stock offering will be sufficient to fund anticipated levels of operations for the remaining months of 2007. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
In December 2006, we paid the balance due on a $2,000,000 note due to a shareholder. The remaining aggregate of $176,585 due to an unrelated third party was paid in full in May 2007. We have not entered into any commitment or obligation during the nine months ended September 30, 2007.
OFF BALANCE SHEET ARRANGEMENTS
None.
PLAN OF OPERATION
Our goal is to be known for our ability to deliver first quality products with vastly less lead-time than foreign suppliers. To compete against foreign manufacturers and importers, we intend to offer products and services at attractive or lower prices by continually retooling existing equipment and when necessary, upgrading to more sophisticated machine tools that operate around the clock with a minimum of care and feeding. We believe that our acquisition of the industry’s newest machine tools, tweaked by our engineering department to further improve productivity, is making significant progress in beating the competition. We intend to improve on our ability to produce a single rocker arm from the raw aluminum stock to a finished product that is currently one minute compared to what we believe the industry average to be of three minutes based on our experience with current equipment that has not been modified. We also intend to improve our production of products that is currently at three times the industry average. By making ongoing capital improvements, we believe we can increase productivity with no additional personnel.
In addition, we intend to aggressively market our private label services by pursuing leads generated from our anodizing services. Set up initially to add eye appeal to our rocker arms, word of the availability of our anodizing equipment has attracted automotive and non-automotive customers that have resulted in over half of the use of this unique machine.
To attract business outside of the automotive industry, we have targeted the medical industry. We already deal with a number of such firms who send parts to be anodized in various colors and we have the capabilities to re-engineer many of these parts and then manufacture them at a meaningful savings to their users. Similar opportunities exist within the photographic industry. We intend to market this service aggressively.
Increasing demand for Scorpion products coupled with an expansion of our product lines require us to relocate to a larger facility. In July 2007, we acquired approximately 10.5 acres in Ocala located in Marion County, Florida and anticipate relocating our existing facility and substantially all of our staff to the Ocala location. To avoid any interruption in production, we will continue to operate our Broward County facility until the Ocala facility is fully on line. We expect to complete the transition during the first quarter of 2008 and will then lease the Broward facility.
ITEM 3. DESCRIPTION OF PROPERTIES
Through our wholly owned subsidiary, Scorpion Real Estate Investments of Broward County, LLC, we own the real property and 30,000 sq. ft. facility at our principal location at 3000 SW 4th Avenue, Fort Lauderdale, Florida 33315. Through our wholly owned subsidiary Scorpion Real Estate Investments of Marion County, LLC, we own the real property and approximately 10.5 sq. ft. facility at 5417 NW 44th Avenue, Ocala, Florida 34482, our future facility site.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table shows the number of shares and percentage of all shares of common stock issued and outstanding as of September 30, 2007, held by any person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding common stock, by each executive officer and director, and by all directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

	Number of Shares
	Beneficially Owned	%
Robert Stopanio(1)(2) 3000 SW 4th Avenue Fort Lauderdale, Florida 33315	10,000,000	31%

Teresa Stopanio(1)(2) 3000 SW 4th Avenue Fort Lauderdale, Florida 33315	10,000,000	31%

Yali (Eial) Golan(2) 298 S. Parkway Golden Beach, Florida 33160	10,000,000	31%

All executive officers and directors as a group (3 persons)	20,000,000	62%

(1)	Robert and Teresa Stopanio are husband and wife and hold an aggregate of 10,000,000 shares of common stock as joint tenants with right of survivorship. Mrs. Stopanio is our Office Manager and oversees general administrative functions of the Company and its subsidiaries.

(2)	The shares are subject to lock-up agreements dated August 28, 2007, between each of our beneficial shareholders and the Company for one-year following effectiveness of this Form 10-SB, as amended.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
The following table sets forth certain information regarding our executive officers, key employees and directors as of September 30, 2007. Directors are elected annually and serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by our board of directors and their terms of office are at the discretion of our board.

Name	Age	Position
Robert Stopanio	43	Director, Chairman, President

Yali (Eial) Golan	44	Director

Teresa Stopanio	45	Secretary, Office Manager

Karen Rodgers	53	Controller
     Robert Stopanio is the founder and President of Scorpion Performance. Mr. Stopanio’s entry into the high performance arena began as founder of Blue Thunder Engines, Inc., in 1980 that was in the business of designing marine racing engines and components. Blue Thunder racing engines were designed by Mr. Stopanio and were used by U.S Customs D.E.A interceptor boats. In 1999, Mr. Stopanio created Scorpion Performance to design racing components for the auto industry.
     Yali (Eial) Golan, is experienced in growing businesses with a focus on low costs, customer acquisition and marketing efficiencies. Mr. Golan has been with Scorpion since 1999. Prior to joining Scorpion, Mr. Golan founded Lens Express Inc. where he marketed contact lenses directly to consumers at dramatically lower prices. In 1996, he was instrumental in launching PetMed Express, selling prescription medications and related products for pets at reduced prices directly to pet owners.
     Teresa Stopanio is the spouse of Robert Stopanio and since founding the Company with her spouse, has served as the Company’s Secretary and Office Manager overseeing the general administrative functions over the property, business and affairs of the Company, its subsidiaries and divisions.

     Karen Rodgers, became Controller of the Company in August 2007. Ms. Rodgers has over 30 years experience in public and private accounting. Ms. Rodgers has owned and operated KAS Accounting Services, Inc., a full-service accounting firm specializing in small businesses and individuals since January 1983. Ms. Rodgers obtained Enrolled Agent (“EA”) designation in 1996 and in that capacity is empowered by the U.S. Department of the Treasury to represent taxpayers before all administrative levels of the Internal Revenue Service for audits, collections, and appeals. Ms. Rodgers has been involved in the accounting and tax preparation functions of the Company since its inception.
Employment Agreements
We have not entered into employment agreements with any of our officers. Robert Stopanio, our President, and Teresa Stopanio, our Secretary and Office Manager; however, we expect to pay each an annual salary of $260,000 for the period ending December 31, 2007. Salaries payable to Robert and Teresa Stopanio are subject to adjustment and deferral based on operations and cash flow of the Company. Karen Rodgers, our Controller, currently receives an annual salary of $30,000. Each of our officers are eligible to receive and participate in all benefit, bonus, retirement, health, insurance and incentive programs provided by the Company for its employees.
Board of Directors
Our Board of Directors currently consists of two members. Our Bylaws provide that our board shall consist of not less than one nor more than nine individuals. The terms of directors expire at the next annual shareholders’ meeting unless their terms are staggered as permitted in our Bylaws. Each shareholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected. Shareholders do not have a right to cumulate their votes for directors.
Director Compensation
Currently, we do not pay our directors any cash or other compensation for their services as director. In the future, we may consider appropriate forms of compensation.
Committees
To date, we have not established a compensation committee, nominating committee or an audit committee. Our Controller, Karen Rodgers, reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls.
CFO Consulting Services
On November 1, 2007, we engaged ProLianze Group, LLC (“ProLianze”), a CFO consulting services firm, to provide CFO consulting services to the Company and to assist management in preparing and reporting our financial information, complying with SEC reporting requirements and evaluating our system of internal accounting controls. Our agreement with ProLianze is for a term of one year and may be terminated by either party at any time. ProLianze provides its consulting services on an hourly or per project basis as required by management with compensation determined on a per project basis.
There are no material plans, contracts or arrangements to which ProLianze or any of its officers, directors, employees, agents or affiliates are a party or in which it participates that was entered into, or materially amended, in connection with our engagement of ProLianze. No officer, director, employee, agent or affiliate of ProLianze has any family relationship with any director, executive officer or person nominated or chosen by our Board of Directors to become a director or executive officer. Neither ProLianze, nor its officers, directors, employees, agents or affiliates has any material interest, direct or indirect, in any material transaction to which the Company was a party since June 30, 2007, or which is presently proposed.

ITEM 6. EXECUTIVE COMPENSATION
The following table sets forth annual compensation for our officers who were employed by the Company for each of the last three calendar years.

				Other
	Year	Salary	Bonus	Compensation
Robert Stopanio, President	2006	$99,577	$0	$0

	2005	$67,155	$0	$0

	2004	$0	$0	$0

Teresa Stopanio, Office Manager	2006	$124,577	$0	$0

	2005	$68,155	$0	$0

	2004	$0	$0	$0
We have not entered into employment agreements with, nor have we authorized or issued any options, warrants or other equity or non-equity based incentives to any of our executive officers, directors or key employees.
Equity Incentive Plan
On August 28, 2007, the directors and a majority of our shareholders adopted our 2007 Equity Incentive Plan (the “Plan”). We have reserved an aggregate of 10,000,000 shares of common stock for issuance pursuant to options or restricted stock granted under the Plan. As of the date of this Report, we have issued no options or restricted stock under the Plan. The purpose of the Plan is to advance the interests of the Company and its stockholders by providing a means of attracting and retaining key employees, directors and consultants for the Company and its subsidiaries. The Plan shall be administered by the board of directors until such time as a committee shall be appointed (hereinafter referred to as the “Administrator”). Options granted under the Plan may either be options qualifying as incentive stock options (“Incentive Options”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or options that do not so qualify (“Non-Qualified Options”).
The price per share issuable upon exercise of an option shall be determined by the Administrator at the time of the grant and shall (i) in the case of an ISO, not be less than the fair market value of the shares on the date of grant; (ii) in the case of an ISO granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary, be at least 110% of the fair market value of the shares on the date of grant; or (iii) in the case of an NQSO, shall be no less than ninety percent (90%) of the fair market value per share on the date of grant. For the purposes of the Plan, the “fair market value” of the shares shall mean (i) if shares are traded on an exchange or over-the-counter market, the mean between the high and low sales prices of shares on such exchange or over-the-counter market on which such shares are traded on that date, or if such exchange or over-the-counter market is closed or if no shares have traded on such date, on the last preceding date on which such shares have traded or (ii) if shares are not traded on an exchange or over-the-counter market, then the fair market value of the shares shall be the value determined in good faith by the Administrator, in its sole discretion.

The per share purchase price of shares subject to options granted under the Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of options granted under the Plan. Officers, directors and key employees of and consultants to us and our subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only our officers, directors and employees who are employed by us or by any of our subsidiaries thereof are eligible to receive Incentive Options.
The term of each option and the manner in which it may be exercised is determined by the Administrator, provided that no option may be exercisable more than ten years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
1)	Robert Stopanio, our President and director, and Teresa Stopanio, our Office Manager are husband and wife and founders of the Company.

2)	As discussed in the heading “Subsequent Events” under Part I on page 3, the Company began paying its director and a beneficial shareholder, Yali Golan, an average monthly fee of $20,000 beginning in January 2007. As of September 30, 2007, we have paid him $269,973 for his consulting services. There is no written agreement between Mr. Golan and the Company. In exchange for the monthly fee, Mr. Golan provides overseas marketing and consulting. Disclosure about this monthly consulting fee was inadvertently omitted in our Original Filing.

3)	The Company acquired all of the membership interests of Anodize, LLC in January 2004, from Robert and Teresa Stopanio, the sole managers and members. As consideration, we assumed certain debts and start up costs of approximately $10,366.

4)	We acquired 100% of the membership interests of Manure Packing Systems, LLC in February 2006 from Robert and Teresa Stopanio, the sole managers and members. As consideration, we assumed start up costs and patent acquisition costs of approximately $225,000

5)	In October 2007, Robert and Teresa Stopanio assigned 100% of the ownership interests of each of Scorpion Racing, Inc. and Scorpion Rockers, Inc. to the Company. Both entities were incorporated in Florida in 2001 for the purpose of reserving the corporate names and preventing competitors from incorporating in the state of Florida under a similar “Scorpion” names. Both entities are current in their annual report filings and have conducted no business since inception.

6)	Robert Stopanio and Teresa Stopanio are the Managers of Scorpion Real Estate Investments of Broward County, LLC, a Florida member managed limited liability company formed in June 2007. The Company is the sole member of this entity that holds title to the Company’s principle facility and property located at 3000 SW 4th Avenue, Fort Lauderdale, Broward County, Florida.

7)	Robert Stopanio and Teresa Stopanio are the Managers of Scorpion Real Estate Investments of Marion County, LLC, a Florida member managed limited liability company formed in June 2007. The Company is the sole member of this entity that holds title to the Company’s expansion facility and property located at 5417 NW 44th Avenue, Ocala, Florida 34482.

8)	Robert Stopanio and Teresa Stopanio are the Managers and sole members of Blue Thunder Engines, LLC, a Florida limited liability company doing business as Blue Thunder Racing Engines. Blue Thunder was organized in August 2002 and is in the business of designing marine racing engines and components. Blue Thunder shares space with the Company but maintains separate operations, staff, assets and accounting.

9)	Robert Stopanio and Teresa Stopanio are the sole officers, directors and shareholders of BTE, Inc., a Florida corporation doing business as “Eternal Leasing” and “Scorpion Racing Engines”. BTE is currently not conducting operations.

ITEM 8. DESCRIPTION OF SECURITIES
Common Stock
Our articles of incorporation authorize us to issue up to One Hundred Million (100,000,000) shares of common stock, par value $.0001. At September 30, 2007, we had issued and outstanding 32,122,960 shares of common stock of which, 20,000,000 shares or 62% is owned by our officers and directors.
At September 30, 2007, there were 8,332,293 Unit Purchase Options issued or outstanding to existing shareholders to purchase up to 16,664,586 shares of our common stock. There were no options or restricted stock issued under our 2007 Equity Incentive Plan.
Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.
Preferred Stock
Our articles of incorporation authorize our board of directors, without shareholder approval, to issue up to Ten Million (10,000,000) shares of preferred stock, par value $.0001 and to establish one or more series of preferred stock and to determine, with respect to each of these series, their preferences, voting rights and other terms. There are no shares of preferred stock issued and outstanding as of the date of this Amendment No. 1 to Form 10-SB. Issuance of additional shares of preferred stock could adversely affect the voting power or other rights of our shareholders or be used, to discourage, delay or prevent a change in control, which could have the effect of discouraging bids for us and prevent shareholders from receiving maximum value for their shares. Although we have no present intention to issue additional shares of preferred stock, we cannot assure you that we will not do so in the future.

Florida Anti-Takeover Statutes
Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Scorpion has expressly elected not to be governed by these provisions.
Transfer Agent and Registrar
The transfer agent for our common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Our securities are not traded on any exchange or quotation system. Although we have not yet determined the timing of doing so, we anticipate that following the filing of a selling security holders registration statement, our common stock will be quoted on either the Over The Counter Bulletin Board (“OTCBB”) or the “pink sheets” published by the National Quotation Bureau, Inc. (“Pink Sheets”). In general there is greater liquidity for traded securities on the OTCBB, and less through quotation in the Pink Sheets. In order for our common stock to trade on the OTCBB, a registered broker-dealer, known as the market maker, must be willing to list bid or sale quotations, sponsor the Company for listing on the Bulletin Board and file an application on our behalf to make a market in our securities. We have not, as of this date, contacted a market maker for sponsorship of our securities on the OTCBB. Securities that are quoted in the Pink Sheets do not have any listing requirements and can be difficult to buy and sell due to the potential for low and sporadic trading activity.
It is not possible to predict where, if at all, our common stock will be traded following qualification of our securities for trading. Even if our common stock is accepted for quotation, it is not certain that an orderly market will develop. The trading markets, if any, may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors discussed under Part I, Item 1 in under the sub-section titled “Risk Factors”, investors’ perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions.

Number of Stockholders
As of September 30, 2007, there were approximately 32,122,960 shares of common stock issued and outstanding to 577 shareholders.
Stock Options
As of September 30, 2007, there were no stock options or shares of restricted common stock issued and outstanding.
Unit Purchase Options
At September 30, 2007, we had issued and outstanding 8,332,293 Unit Purchase Options that are convertible into an aggregate of 16,664,586 shares of our common stock. Unit Purchase Options were authorized by our Board of Directors in January 2005 to certain existing non-U.S. shareholders for acting as finders and introducing investors to the Company. Each Unit Purchase Option was sold at $.50 per Unit, with each Unit consisting of two shares of common stock at an exercise price of $1.00 per share. The Unit Purchase Options are exercisable at any time prior to December 31, 2008. As of September 30, 2007, no Unit Purchase Options have been exercised.
Exemptions under the Securities Act of 1933
Our common stock has not been registered under the Securities Act and neither has the common stock underlying our outstanding Unit Purchase Options. Accordingly, the shares of common stock issued and outstanding and the shares of common stock issuable upon the exercise of any outstanding options may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder. Under Rule 144 under the Securities Act, a person who acquires our securities in a transaction not registered under the Securities Act and has beneficially owned such shares for at least one year would be entitled to sell within any three-month period those shares subject to certain restrictions, including volume and manner of sale restrictions. Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the volume and manner of sale restrictions of Rule 144. Because there is no public trading market for our shares in the United States, no sales in the United States under Rule 144 other than Rule 144(k) is likely to occur until such market, if any, develops.
As of September 30, 2007, at least 6,279,943 shares of our common stock would be eligible for resale under Rule 144 and 2,903,675 shares of our common stock would be eligible for resale under Rule 144(k).
All of the shares of common stock held by our officers and directors, an aggregate of 20,000,000, are subject to lock up agreements restricting the sale of stock during the filing of the Original Filing and for a period of one year following effectiveness of the Original Filing.

Registration Rights
Holders of our Unit Purchase Options may purchase up to a total of 16,664,586 shares of common stock and are entitled to have the shares underlying those Unit Purchase Options registered for resale pursuant to the terms of a Unit Purchase Option Agreement. As soon as practical after the effectiveness of this registration statement, we plan to register the Unit Purchase Options and the underlying common stock to allow Unit Purchase Option Holders to resell such securities into the market if they so desire.
Dividend Policy
We have not paid a dividend since incorporation and we do not anticipate paying any dividends in the future. We intend to retain earnings to finance the expansion of our business and for general working capital purposes. The Board of Directors may, however, determine whether we will pay dividends, depending on our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors. No assurance is given as to our ability or willingness to pay dividends in the future.
ITEM 2. LEGAL PROCEEDINGS
We are occasionally subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of pending disputes, and unless otherwise stated below, we cannot predict whether any liability arising from pending claims and litigation will be material in relation to our consolidated financial position or results of operations.
1) As discussed in the heading “Subsequent Events” under Part I on page 3, we settled a matter initiated in July 2007 by George Michael Benkley and Metalox, Inc. who alleged that the Company and its subsidiary, Anodize, LLC were in possession of equipment belonging to Mr. Benkley and Metalox. The Company found the allegations to be without merit. No suit was filed and management believes the matter has been amicably resolved.
     2) British American Insurance Company (Trinidad) Limited, a company incorporated pursuant to the laws of Trinidad and Tobago v. Robert Stopanio, Teresa Stopanio, Blue Thunder Racing Engines, LLC, Blue Thunder Racing Engines and Scorpion Performance, Inc., Case No. CACE07008295 filed in the 17th Circuit Court for and in Broward County, Florida in April 2007. British American alleges breach of contract in connection with repair work for marine racing engines and is seeking compensatory damages and interest in excess of $50,000. This matter is pending.
     3) Leonard Codomo v. Scorpion Performance, Inc., Yali Golan and Robert Stopanio, Case No. CACE0420144 filed in the 17th Circuit Court for and in Broward County, Florida in December 2004. Codomo alleges breach of contract and unjust enrichment in connection with the delivery of rocker arm equipment valued at $180,000 plus interest. This matter is pending.
     4) Manure Packing Systems. LLC v. Carl Del Spino, Case No. CACE06-015650(12) filed in the 17th Circuit Court for and in Broward County, Florida in October 2006. Our subsidiary filed this action against Del Spino for breach of contract in connection with the purchase of the manure waste packaging patent. In June 2007, the

Court issued an order requiring the seller to comply with the terms of the purchase agreement and to assign the patent application to MPS. The assignment was filed with the United States Patent and Trademark Office on June 12, 2007. This matter is currently pending a determination on the matter of damages.
     5) As discussed in the heading “Subsequent Events” under Part I on page 3, a trademark conflict matter against Auto and Tool Group International, Inc. has been resolved in the Company’s favor pursuant to the terms and conditions of the settlement agreement between the parties.
     6) In April 2006, a warning was posted on the Internet that the Company was not authorized by the Swedish Financial Supervisory Authority (“SFSA”) to provide financial services in Sweden. Without admitting or denying the findings of the SFSA, the Company immediately ceased its selling activities in Sweden and is not aware of any further relief sought by the SFSA.
     7) In December 2004, the Company was notified by the Securities Commission in New Zealand that its offers and sale of stock to the residents of New Zealand violated the New Zealand Securities Act of 1978 and requested that the Company discontinue its selling efforts to residents of New Zealand. Without admitting or denying the findings of the New Zealand Securities Commission, the Company immediately ceased its selling activities in New Zealand in compliance with the Commission’s request.
     8) In September 2004, the Company was notified by the Netherlands Authority for the Financial Markets (“AFM”) that the Company was in violation of Section 3 of the Act on the Supervision of Securities Trade 1995 and therefore prohibited from offering securities in or from the Netherlands beyond a restricted circle or to announce such an offer by means of advertisements or other documents. Without admitting or denying the findings of the AFM, the Company immediately ceased its selling activities in the Netherlands in compliance with the AFM’s request and agreed not to solicit investors in the Netherlands until such time as the Company complies with the securities registration requirements under the laws of the Netherlands.
     9) In September 2004, the Company was notified by the British Columbia Securities Commission (“BCSC”) stating that offers and sales of the Company’s securities in British Columbia were in violation of the registration and prospectus requirements of the Securities Act, RSBC 1966, c. 418. Without admitting or denying the findings of the BCSC, the Company immediately ceased its selling activities in British Columbia and agreed to a prohibition from soliciting its securities in any Canadian province in compliance with the BSCS’s request. In March 2005, the Company was notified by the Manitoba Securities Commission (“MSC”) that telephone solicitations and the offers and sales of the Company’s securities in Manitoba to the public were in violation of Manitoba securities laws. The Company immediately ceased its solicitation and selling activities in Manitoba in compliance with the MSC’s request.

     10) In September 2004, the Company was notified by the Australian Securities & Investment Commission (“ASIC”) that the Company had been offering financial services and products to Australian residents that were contrary to law and instructing the Company to immediately cease offering financial services and products to Australian residents. Without admitting or denying the findings of the ASIC, the Company immediately ceased its selling activities in Australia and agreed not to solicit investors in Australia in compliance with the ASIC’s request until such time as the Company complies with the securities registration requirements under the laws of Australia.
     11) In September 2004, the Company was notified by the Finnish Financial Supervision Authority (“FSA”) that offers of the Company’s securities in Finland were in violation of the prospectus requirements of Chapter 2, Section 3 of the Finnish Securities Markets Act. Without admitting or denying the findings of the FSA, the Company immediately ceased its selling activities in Finland in compliance with the FSA’s request.
     12) In August 2004, the Company was notified by the Financial Services Authority (“FSA”) of the United Kingdom (“UK”) that its solicitations in the UK might have been in breach of the requirements of Section 21 of the Financial Services and Markets Act 2000. Without admitting or denying the findings of the FSA, the Company immediately ceased its selling activities in the UK. In November 2004, the Company was notified by the FSA that it had determined that the Company could continue to contact potential subscribers on a limited basis. The Company resumed its selling activities on that limited basis and believes it is in compliance with the FSA’s requirements.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     None.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
1) From January 2005 through December 2005, we raised a total of $5,246,806 through the sale of our common stock and unit purchase options. We issued 4,043,754 shares of common stock priced between $1.50 and $3.00 to foreign investors for a $4,460,696, less commissions and finders fees in the aggregate amount of $2,344,596, and 1,572,219 Unit Purchase Options to existing shareholders at a price of $.50 per Unit for a total of $786,110. Each Unit consists of two shares of common stock exercisable at $1.00 per share until December 31, 2008. These sales were made in reliance upon the transaction exemption afforded by Regulation S promulgated by the Securities and Exchange Commission under the Securities Act. There were no issuances to stockholders residing in the United States.

     2) From January 2006 through December 31, 2006, we raised a total of $10,337,272 through the sale of our common stock and unit purchase options. We issued 3,498,222 shares of common stock priced between $1.00 and $3.00 to foreign investors for $8,314,462, less commissions and finders fees in the aggregate amount of $3,999,956, and 4,045,619 Unit Purchase Options to existing shareholders at a price of $.50 per Unit for a total of $2,022,810. Each Unit consists of two shares of common stock exercisable at $1.00 per share until December 31, 2008. These sales were made in reliance upon the transaction exemption afforded by Regulation S promulgated by the Securities and Exchange Commission under the Securities Act. There were no issuances to stockholders residing in the United States.
     3) From January 1, 2007 through September 30, 2007, we raised a total of $7,039,970 through the sale of our common stock and unit purchase options. We issued 2,676,257 shares of common stock priced between $1.50 and $3.00 to foreign investors for a total of $5,682,742, less commissions and finders fees in the aggregate amount of $3,559,298, and 2,714,455 Unit Purchase Options to existing shareholders at a price of $.50 per Unit for a total of $1,357,228. Each Unit consists of two shares of common stock exercisable at $1.00 per share until December 31, 2008. These sales were made in reliance upon the transaction exemption afforded by Regulation S promulgated by the Securities and Exchange Commission under the Securities Act. There were no issuances to stockholders residing in the United States.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our Articles of Incorporation, as amended, Bylaws and Florida law contain provisions relating to the indemnification of officers and directors. Generally, they provide that we may indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of our company, by reason of the fact that he is or was a director, officer, employee or agent of our company. It must be shown that he acted in good faith and in a manner, which he reasonably believed to be in, or not opposed to our best interests. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to our company.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
DECEMBER 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of
     Scorpion Performance, Inc. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Scorpion Performance, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scorpion Performance, Inc. and Subsidiaries for December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Jewett, Schwartz, Wolfe & Associates

March 9, 2007
Hollywood, Florida

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

	2006	2005
ASSETS

Current Assets:
Cash and cash equivalents	$1,701,224	$456,815
Accounts receivable, net of allowance for doubtful accounts	237,147	146,203
Inventories	1,182,829	852,894
Other receivables	13,149	9,069

Total current assets	3,134,349	1,464,981

Property and equipment, net	3,694,727	3,261,286

Deposits	—	98,792

Total Assets	$6,829,076	$4,825,059

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$85,126	$46,550
Notes payable-related party	—	1,347,486
Notes payable-current portion	41,727	196,622
Total current liabilities	126,853	1,590,658

Long-Term Liabilities:
Notes payable, net of current portion	134,858	1,542,786

Total Liabilities	261,711	3,133,444

Commitments and contingencies

Stockholders’ Equity:
Preferred stock, par value $.0001 per share, 10,000,000 shares authorized, none issued and outstanding at December 31, 2006 and 2005, respectively	—	—
Common stock, par value $.0001 per share, 50,000,000 authorized; 29,446,703 and 25,948,481 issued and outstanding at December 31, 2006 and 2005, respectively	2,945	2,594
Additional paid-in capital	10,772,380	4,435,064
Accumulated deficit	(4,207,960)	(2,746,043)

Total Stockholders’ Equity	6,567,365	1,691,615

Total Liabilities and Stockholders’ Equity	$6,829,076	$4,825,059
See accompanying notes to the financial statements.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Revenues, net	$1,949,729	$1,668,633

Cost of sales	(1,115,192)	(665,656)

Gross Profit	834,537	1,002,977

Operating expenses:
Salaries and employee benefits	805,983	705,552
General and administrative	850,024	885,159
Research and development	247,130	—
Selling and marketing expenses	140,772	77,046
Other expenses:
Impairment loss	122,296	—
Interest expense	130,249	118,626

Total Expenses	2,296,454	1,786,383

Net loss	$(1,461,917)	$(783,406)

Weighted average shares outstanding — basic and diluted	26,351,111	23,726,604

Loss per share — basic and diluted	$(0.06)	$(0.03)
See accompanying notes to the financial statements.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Common stock
	50,000,000 shares		Additional		Total
	authorized		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2004	21,904,727	$2,190	$1,532,854	$(1,962,637)	$(427,593)

Issuance of common stock	4,043,754	404	4,406,696	—	5,247,210

Less: issuance costs	—	—	(2,344,596)	—	(2,344,596)

Sale of unit purchase options			786,110		786,110

Net loss	—	—	—	(783,406)	(783,406)

Balance, December 31, 2005	25,948,481	$2,594	$4,435,064	$(2,746,043)	$1,691,615

Issuance of common stock	3,498,222	351	8,314,462	—	8,314,462

Less: issuance costs	—	—	(3,999,956)	—	(3,999,956)

Sale of unit purchase options			2,022,810		2,022,810

Net loss	—	—	—	(1,461,917)	(1,461,917)

Balance, December 31, 2006	29,446,703	$2,945	$10,772,380	$(4,207,960)	$6,567,365
See accompanying notes to the financial statements.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005
Cash Flows From Operating Activities:

Net loss	$(1,461,917)	$(783,406)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	300,124	263,314

Changes in operating assets and liabilities:

Accounts receivable	(90,944)	28,419

Inventories	(329,935)	(395,444)

Other receivable	(4,080)	(9,069)

Accounts payable and accrued expenses	38,576	(8,617)

Net cash used in operating activities	(1,548,176)	(904,803)

Cash Flows from Investing Activities:

Deposits on equipment	98,792	(96,199)

Purchase of property and equipment	(733,565)	(1,080,991)

Net cash used in investing activities	(634,773)	(1,177,190)

Cash Flows from Financing Activities:

Repayments of notes payable	(2,910,309)	(810,296)

Issuance of common stock	8,314,462	4,460,696

Issuance costs	(3,999,956)	(2,344,596)

Sales of unit purchase options	2,022,810	786,110

Net cash provided by financing activities	3,427,358	2,091,914

Net Increase in Cash	1,244,409	9,921

Cash, Beginning of Year	456,815	446,894

Cash, End of Year	$1,701,224	$456,815

Supplemental Disclosures:

Cash paid for interest	$130,249	$118,626

Cash paid for taxes	$—	$—

Non-Cash Investing and Financing Transactions:

Acquisition of property and equipment through debt obligations	$—	$1,546,090
See accompanying notes to the financial statements.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Scorpion Performance, Inc. (the “Company”) was established on December 17, 1999 in Florida. The Company manufactures high performance automotive and marine racing products. The Company was initially formed to manufacture high-grade rocker arms priced slightly below the competition in order to fill a niche in the marketplace and has since branched into a full service high performance parts and manufacturing firm.

Principles of Consolidation

The consolidated financial statements include the accounts of Scorpion Performance, Inc., and its wholly owned subsidiaries Anodize, LLC, World Waste Management, LLC (no operations) Manure Packing Systems, LLC (no operations), All significant intercompany balances and transactions have been eliminated in consolidation.

Segment Reporting

The Company follows the guidance presented in Statement of Financial Standards (“SFAS”) No 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”). The Company has determined that there is one reportable segment.

The Company has three suppliers which represent 31%, 17% and 11%, respectively, of all raw materials we purchased in 2006 and 22%, 8% and 2% respectively in 2005. The Company also sells its products through over 110 distributors and directly to OEM customers, of which one distributor accounts for 29% of our revenue, and in the aggregate with four other distributors, accounts for over 50% of our annual revenue. All of our orders are open purchase orders from distributors most of which we have established long-term relationships and, generally, are processed, manufactured and delivered to the distributor within 10-12 days of receipt of the purchase order. Our products are also distributed to aftermarket customers through a network of warehouse auto parts distributors. Sales all occur to customers located in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, cash and cash equivalents included cash on hand and cash in the bank.

Accounts Receivable

Accounts receivable are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At December 31, 2006 and 2005, the provision for doubtful accounts was approximately $0 and $125, respectively.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. To ensure inventories are carried at the lower of cost or market, the Company periodically evaluates the carrying value of its inventories. The Company also periodically performs an evaluation of inventory for excess and obsolete items. Such evaluations are based on management’s judgment and use of estimates. Such estimates incorporate inventory quantities on-hand, aging of the inventory, sales forecasts for particular product groupings, planned dispositions of product lines and overall industry trends.

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance of property and small tools are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

Income Taxes

Deferred income taxes are provided based on the provisions of SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), to reflect the tax effect of differences in the recognition of revenues and expenses between financial reporting and income tax purposes based on the enacted tax laws in effect at December 31, 2005. In 2003, the Company was a subchapter S corporation whereby the income of the corporation was reported on the personal income tax returns of the shareholders. In 2004 the election to be treated as a subchapter S corporation was revoked due to the change in corporate structure.

Advertising

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses were $41,598 and $57,317 during 2006 and 2005, respectively.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

At December 31, 2006 and 2005, the Company had cash deposits which exceeded federally insured limits. The Company maintains its cash balances at high quality financial institutions, which the Company believes limits these risks.

The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable.

Impairment of Intangibles

We review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. We assess the recoverability of the intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting our average cost of capital, or other appropriated methods of determining fair value. In 2006 the Company fully impaired its patent on manure compacting technology and recorded an impairment loss on patents in the amount of $122,296. The compacting technology is currently being evaluated for potential commercial applications, however due to material uncertainties regarding the ability to generate positive future cash flows from this technology, the patent costs were determined to be fully impaired.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, trade receivables. The carrying amount of these financial instruments has been estimated by management to approximate fair value.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and during the reporting period. The most significant of the estimates relates to third-party payer contractual allowances and the allowance for doubtful accounts. It is reasonably possible that these estimates will change in the near term due to one or more future confirming events. Accordingly, actual results could differ from those estimates.

Earnings per share

The Company computes basic and diluted earnings per share amounts in accordance with SFAS No. 128, “Earnings per Share.”

Recent Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which Companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is unable at this time to determine the effect that its adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company is required to adopt it in the first quarter of fiscal year 2007. The Company is currently evaluation the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not currently in a position to determine such effects, if any.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxes collected from customer and remitted to governmental authorities

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-3”). EITF 06-3 applies to any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. EITF 06-3 allows companies to present taxes either gross within revenue and expense or net. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amount of such taxes that are recognized on a gross basis. EITF 06-3 is required to be adopted during the first quarter of fiscal year 2007. The Company currently presents such taxes net. These taxes are currently not material to the Company’s consolidated financial statements.

Accounting for rental costs incurred during a construction period

In September 2006, the FASB issued FASB Staff Position No. FAS 13-1 (As Amended), “Accounting for Rental Costs Incurred during a Construction Period” (“FAS 13-1”). This position requires a company to recognize as rental expense the rental costs associated with a ground or building operating lease during a construction period, except for costs associated with projects accounted for under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” FAS 13-1 is effective for reporting periods beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2007. The Company’s adoption of FAS 13-1 will not materially affect its consolidated results of operations and financial position.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effects of prior year misstatements when quantifying misstatements in the current year financial statements

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal year 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition

FSP FAS 123(R)-5

FSP SFAS 123(R)-5 was issued on October 10, 2006. FSP SFAS 123(R)-5 provides that instruments originally issued as employee compensation and then a modification is made to the terms solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. FSP SFAS 123(R)-5 shall be applied in the first reporting period beginning after the date FSP SFAS 123(R)-5 is posted to the FASB website. The Company does not expect the adoption of FSP FAS 123(R)-5 to have a material impact on its consolidated results of operations and financial condition.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. PROPERTY AND EQUIPMENT

	Estimated
	Useful
	Lives	December 31
	(Years)	2006	2005
Land		$473,940	$473,940

Building	39	1,237,567	1,237,567

Furniture, fixtures and equipment	5-10	3,708,125	2,974,560

Total		$5,419,632	$4,686,067

Less accumulated depreciation		1,724,905	1,424,781

Total		$3,694,727	$3,261,286
Depreciation expense for the years ended December 31, 2006 and 2005 totaled $300,124 and $263,314 respectively.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. NOTES PAYABLE
The Company’s long-term debt at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Non-interest bearing note payable to a shareholder and directordue on demand.	$—	$1,347,486

Note payable from the 2005 purchase of the land and building from which the company operates. Monthly payments of principal and interest of $10,616 are payable through March 2008 at an interest rate of 7.472% per year; thereafter, the interest will be recalculated quarterly at prime plus 1% through approximately March 2030. At December 31, 2005 the rate would be 8.25%.	—	1,332,847

Notes payable for purchase of certain machinery and equipment. Payment terms required an initial payment of $66,000 with monthly principal payments of $6,228 through approximately August 2009. Interest accrues under this note at a rate of 9% per year.	176,585	232,652

Lease payable from the 2005 purchase of certain machinery and equipment. Payment terms required an initial payment of $10,609 with monthly principal payments of $1,960 through approximately October 2009. Interest accrues under this note at a rate of approximately 4.25% per year. This lease was paid in February 2006.	—	82,646

Unsecured 13% note payable for purchase of certain machinery and equipment. This note was paid in February 2006.	—	91,263

	$176,585	$3,086,894

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. NOTES PAYABLE (Continued)
Maturities of long-term debt are as follows:

2006
2007	$41,727

2008	51,000

2009	63,000

2010	20,858

$176,585
NOTE 4. INCOME TAXES
The provision (benefit) for income taxes from continued operations for the years ended December 31, 2006 consists of the following:

	2006	2005
Current:

Federal	$—	$—

State	—	—

Deferred:

Federal	(909,356)	(313,000)

State	—	—

Increase in valuation allowance	909,356	313,000

Provision (benefit) for income taxes, net	$—	$—

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4. INCOME TAXES (Continued)
The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	2006	2005
Statutory federal income tax rate	35.0%	35.0%

State income taxes	5.5%	5.5%

Valutation allowance	-40.5%	-40.5%

Effective tax rate	0.0%	0.0%
Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax assets and liabilities result principally from the following:

2006
Net operating loss-carryforwards expiring between 2020-2021	$2,200,000

Deferred income tax asset	$2,200,000
The net deferred tax assets and liabilities are comprised of the following:

2006
Deferred tax assets:

Current	$—

Non-current	592,076

Less: valuation allowance	(592,076)

Net deferred income tax asset	$—
NOTE 5. EQUITY
Common Stock – Throughout 2006 and 2005, the Company sold 3,498,222 and 4,043,754 shares of its common stock, respectively, in a series of individual transactions to foreign investors priced between $1.00 and $3.00 in 2006 and $1.50 and $3.00 in 2005, for a total of $8,314,462 in 2006 and $4,460,696 in 2005, less commissions and finders fees in the aggregate amount of $3,999,956 in 2006 and $2,344,596 in 2005. The placement of common stock is currently open and is intended to meet the exemptions of Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The funds received have been used for operational purchases and equipment purchases.
Unit Purchase Options — In 2005, we began selling unit purchase options to existing non-U.S. shareholders for acting as finders and introducing investors to the Company. Each Unit consists of two shares of common stock exercisable at $1.00 per share until December 31, 2008. These sales were made in reliance upon the transaction exemption afforded by Regulation S promulgated by the Securities and Exchange Commission under the Securities Act. There were no issuances to stockholders residing in the United States. The Company sold 4,045,619 Unit Purchase Options to existing shareholders at a price of $.50 per Unit for a total of $2,022,810 in 2006 and 1,572,219 Unit Purchase Options for a total of $786,110 in 2005. The funds received from the sale of the Unit Purchase Options have been used for operational purposes and equipment purchases.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 and 2006

Condensed Consolidated Balance Sheets	F-2

Condensed Consolidated Statements of Operations for the THREE months ended September 30, 2007 and 2006	F-3

Condensed Consolidated Statements of Operations for the NINE months ended September 30, 2007 and 2006	F-3

Condensed Consolidated Statements of Cash Flows	F-4

Notes to the Condensed Consolidated Financial Statements	F-5

F-1

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
ASSETS

Current Assets:
Cash and cash equivalents	$819,217	$1,701,224
Accounts receivable, net of allowance for doubtful accounts	173,869	237,147
Inventories	2,214,011	1,182,829
Other receivables	17,634	13,149
Deposits	33,368	—

Total current assets	3,258,099	3,134,349

Property and equipment, net	5,854,386	3,694,727

Total Assets	$9,112,485	$6,829,076

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$184,441	$85,126
Notes payable-current portion	—	41,727

Total current liabilities	184,441	126,853

Notes Payable, net of current portion	—	134,858

Total Liabilities	184,441	261,711

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, par value $.0001 per share, 10,000,000 shares authorized, none issued and outstanding at September 30, 2007 and December 31, 2006, respectively	—	—
Common stock, par value $.0001 per share, 50,000,000 authorized; 32,122,960 and 29,446,703 issued and outstanding at September 30, 2007 and December 31, 2006, respectively	3,213	2,945
Additional paid-in capital	14,252,784	10,772,380
Accumulated deficit	(5,327,953)	(4,207,960)

Total Stockholders’ Equity	8,928,044	6,567,365

Total Liabilities and Stockholders’ Equity	$9,112,485	$6,829,076
See accompanying notes to the financial statements.

F-2

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30,

	2007	2006
	(Unaudited)	(Unaudited)
Revenues, net	437,790	411,626

Cost of Sales	162,894	185,006

Gross Profit	274,896	226,620

Expenses:
Salaries and employee benefits	266,511	164,456
General and administrative	287,775	213,947
Research and development	11,871	22,963
Selling and marketing expenses	259,348	21,120
Loss on Sale of Equipment	2,250	—

Total Operating Expenses	827,755	422,486

Net Loss from Operations	(552,859)	(195,866)

Other income (expenses):
Interest income	5,552	855
Interest expense	(126)	(115,600)

Total Other Income (Expense)	5,426	(114,745)

Net Loss	$(547,433)	$(310,611)

Weighted average shares outstanding — basic and diluted	31,172,910	24,404,232

Loss per share – Basic and Diluted	$(0.02)	$(0.01)
SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2007	2006
	(Unaudited)	(Unaudited)
Revenues, net	1,561,801	1,580,023

Cost of Sales	548,911	573,494

Gross Profit	1,012,890	1,006,529

Expenses:
Salaries and employee benefits	732,145	509,956
General and administrative	870,592	590,519
Research and development	135,536	155,607
Selling and marketing expenses	438,574	77,426
(Gain) Loss on Sale of Equipment	(32,750)	—

Total Operating Expenses	2,144,097	1,333,508

Net Loss from Operations	(1,131,207)	(326,979)

Other income (expenses):
Interest income	19,047	1,896
Interest expense	(7,833)	(163,005)

Total Other Income (Expense)	11,214	(161,109)

Net Loss	$(1,119,993)	$(488,088)

Weighted average shares outstanding — basic and diluted	30,071,053	24,404,232

Loss per share – Basic and Diluted	$(0.04)	$(0.02)
See accompanying notes to the financial statements.

F-3

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2007	2006
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:

Net loss	$(1,119,993)	$(754,960)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	365,334	254,061

Changes in operating assets and liabilities:
Accounts receivable	63,278	(18,525)
Inventories	(1,031,182)	(305,506)
Other receivable	(4,485)	1,876
Accounts payable and accrued expenses	99,315	96,165

Net cash used in operating activities	(1,627,733)	(726,889)

Cash Flows from Investing Activities:
Deposits on equipment	(33,368)	10,607
Purchase of property and equipment	(2,524,993)	(404,033)

Net cash used in investing activities	(2,558,361)	(560,515)

Cash Flows from Financing Activities:
Repayments of notes payable	(176,585)	(1,932,501)

Issuance of common stock	5,682,742	4,518,886
Issuance costs	(3,559,298)	—
Sales of unit purchase options	1,357,228	—

Net cash provided by financing activities	3,304,087	2,586,385

Net Increase (Decrease) in Cash	(882,007)	1,298,981

Cash, Beginning of Year	1,701,224	456,815

Cash, End of Year	$819,217	$1,755,796

Supplemental Disclosures:
Cash paid for interest	$7,707	$47,405

Non-Cash Investing and Financing Transactions:
Acquisition of property and equipment through debt obligations	$—	$—
See accompanying notes to the financial statements.

F-4

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2007 and 2006
(Unaudited)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the Company’s annual financial statements, notes and accounting policies included in the Company’s Annual Report. In the opinion of management, all adjustments which are necessary to provide a fair presentation of financial position as of September 30, 2007 and the related operating results and cash flows for the interim period presented have been made. All adjustments are of a normal recurring nature. The results of operations, for the period presented are not necessarily indicative of the results to be expected for the year ended December 31, 2007.
Company Background
Scorpion Performance, Inc. (the “Company”) is a Florida company established on December 17, 1999. The Company is a manufacturer of high performance automotive and marine racing products. The Company was initially formed to manufacture high-grade rocker arms priced slightly below the competition in order to fill a niche in the marketplace and has branched into a full service high performance parts and manufacturing firm.
Principles of Consolidation and Presentation
The consolidated financial statements include the accounts of Scorpion Performance, Inc., and its wholly owned subsidiary Anodize, LLC, World Waste Management, LLC (no operations), Scorpion Real Estate Investments of Broward County, LLC, Scorpion Real Estate Investments of Marion County, LLC and Manure Packing Systems, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.
Scorpion Real Estate Investments of Broward County, LLC, Scorpion Real Estate Investments of Marion County, LLC were established with no cost or consideration paid. Manure Packing Systems, LLC was acquired at the historical cost value of the underlying patent, which was fully impaired.
Basis of Accounting
The financial statements are prepared using the accrual basis of accounting where revenues and expenses are recognized in the period in which they were incurred. The basis of accounting conforms to accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and during the reporting period. The most significant of the estimates relates to third-party payer contractual allowances and the allowance for doubtful accounts. It is reasonably possible that these estimates will change in the near term due to one or more future confirming events. Accordingly, actual results could differ from those estimates.
Recent Accounting Pronouncements
In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (hereinafter SFAS No. 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. Management has not determined the effect that adopting this statement would have on the Company’s financial condition or results of operation.

F-5

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in consolidated Financial Statements — an Amendment of ARB No. 51.” This statement requires that noncontrolling or minority interests in subsidiaries be presented in the consolidated statement of financial position within equity, but separate from the parents’ equity, and that the amount of the consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for the fiscal years beginning on or after December 15, 2008. Currently the Company does not anticipate that this statement will have an impact on its financial statements.
In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact, if any, SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.
NOTE 2 — EQUITY
Common Stock
The Company sold 2,676,257 shares of its common stock in a series of individual transactions to foreign investors at an average per share price of $2.12, for a total of $5,682,742, less issuance costs of $3,559,298 during the nine months ended September 30, 2007.
Unit Purchase Options
The Company sold 2,714,456 Unit Purchase Options to existing non-U.S shareholders at a price of $0.50 per unit for a total of $1,357,228 during the nine months ended September 30, 2007.
NOTE 3 — COMMITMENTS and CONTINGENCIES
British American Insurance Company (Trinidad) Limited, a company incorporated pursuant to the laws of Trinidad and Tobago v. Robert Stopanio, Teresa Stopanio, Blue Thunder Racing Engines, LLC, Blue Thunder Racing Engines and Scorpion Performance, Inc., Case No. CACE07008295 filed in the 17th Circuit Court for Broward County, Florida in April 2007. British American alleges breach of contract in connection with repair work for marine racing engines and is seeking compensatory damages and interest in excess of $50,000. This matter is pending. Management asserts that it will prevail in this matter and accordingly no loss provision has been recorded.
Leonard Codomo v. Scorpion Performance, Inc., Yali Golan and Robert Stopanio, Case No. CACE0420144 filed in the 17th Circuit Court for and in Broward County, Florida in December 2004. Codomo alleges breach of contract and unjust enrichment in connection with the delivery of rocker arm equipment valued at $180,000 plus interest. This matter is pending. Management asserts that it will prevail in this matter and accordingly no loss provision has been recorded.
Manure Packing Systems, LLC v. Carl Del Spino, Case No. CACE06-015650(12) filed in the 17th Circuit Court for and in Broward County, Florida in October 2006. Our subsidiary filed this action against Del Spino for breach of contract in connection with the purchase of the manure waste packaging patent. In June 2007, the Court issued an order requiring the seller to comply with the terms of the purchase agreement and to assign the patent application to MPS. The assignment was filed with the United States Patent and Trademark Office on June 12, 2007. This matter is currently pending determination on the matter of damages. Management asserts that is will prevail in this matter and accordingly no loss provision has been recorded.

F-6

PART III
ITEM 1. INDEX TO EXHIBITS

Exhibit
Number	Description
3.1(1)	Amended and Restated Articles of Incorporation of Scorpion Performance, Inc., dated April 16, 2004.

3.2(1)	Amendment to Articles of Incorporation of Scorpion Performance, Inc., dated April 20, 2004.

3.3(1)	Amendment to Articles of Incorporation of Scorpion Performance, Inc., dated October 10, 2007.

3.4(1)	Bylaws of Scorpion Performance, Inc.

4.1(1)	Form of Common Stock Certificate

4.2	Form of Unit Purchase Option Agreement

10.4(1)	2007 Scorpion Performance, Inc. Equity Incentive Plan

10.5(1)	Lock Up Agreement between Robert and Teresa Stopanio and Scorpion Performance, Inc. dated August 28, 2007.

10.6(1)	Lock Up Agreement between Yali Golan and Scorpion Performance, Inc. dated August 28, 2007.

21(1)	Subsidiaries

(1)	Filed as an exhibit to the Original Filing on Form 10-SB, (SEC File No. 000-52859) filed on October 12, 2007.
 III-1

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this February 11, 2008.

SCORPION PERFORMANCE, INC.

/s/ Robert Stopanio
Robert Stopanio, President
 III-2